SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Unaudited Consolidated Financial Statements

For the nine-month period ended as of March 31, 2004

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Financial Statements

For the nine-month period ended as of March 31, 2004

in comparative format

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the nine-month period

ended March 31, 2004

compared with the same period of the previous year

Fiscal year No.114 beginning July 1, 2003

Expressed in Argentine Pesos (See Note 1 of Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 4 of unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	727.568.134	72.756.813	72.756.813

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of March 31, 2004 and June 30, 2003

	31.03.04 (Notes 1 and 3) Ps.	30.06.03 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	43,100,224	22,973,645
Investments (Note 4.b)	11,942,649	13,014,036
Accounts receivable, net (Note 4.d)	32,989,987	28,961,402
Other receivables and prepaid expenses (Note 4.e)	9,212,436	4,851,462
Inventory (Note 4.f)	718,521	759,201

Total Current Assets	97,963,817	70,559,746

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	2,588,130	2,340,774
Other receivables and prepaid expenses, net (Note 4.e)	56,078,686	47,681,566
Inventory, net (Note 4.f)	25,033,414	25,030,000
Fixed assets, net (Note 4.g)	892,519,692	918,697,764
Investments, net (Note 4.c)	14,056,263	11,094,539
Intangible assets, net (Note 4.h)	1,623,656	2,402,626

Subtotal Non-Current Assets	991,899,841	1,007,247,269

Goodwill, net (Note 4.i)	22,911,848	26,530,010

Total Non Current Assets	1,014,811,689	1,033,777,279

Total Assets	1,112,775,506	1,104,337,025

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.j)	25,620,513	19,478,694
Short-term debt (Note 4.k)	48,366,196	24,699,280
Salaries and social security payable (Note 4.l)	3,038,569	3,783,026
Taxes payable (Note 4.m)	8,236,438	5,812,218
Customer advances (Note 4.n)	15,255,841	11,212,118
Related parties (Note 5)	7,622,229	7,444,981
Dividends payable	337,956	337,678
Other liabilities (Note 4.o)	2,667,764	5,649,942

Total Current Liabilities	111,145,506	78,417,937

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.j)	2,963,160	3,609,629
Long-term debt (Note 4.k)	189,817,944	218,138,833
Taxes payable (Note 4.m)	5,595,099	—
Customer advances (Note 4.n)	27,247,580	25,318,125
Other liabilities (Note 4.o)	754,752	913,924

Total debts	226,378,535	247,980,511

Provisions (Note 4.p)	3,897,285	3,927,125

Total Non-Current Liabilities	230,275,820	251,907,636

Total Liabilities	341,421,326	330,325,573

Minority interest	15,045,066	14,760,545
SHAREHOLDERS’ EQUITY	756,309,114	759,250,907

Total Liabilities and Shareholders’ Equity	1,112,775,506	1,104,337,025

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the nine-month periods ended March 31, 2004 and 2003

	31.03.04 (Notes 1 and 3) Ps.	31.03.03 (Notes 1 and 3) Ps.
Sales:
Leases and services	81,909,928	65,118,292
Sales and development properties	—	462,020
Credit card operations	21,488,064	18,696,868

Total sales	103,397,992	84,277,180

Costs:
Leases and services	(42,790,184)	(41,873,806)
Sales and development properties	—	(693,897)
Credit card operations	(8,001,137)	(6,321,418)

Total costs	(50,791,321)	(48,889,121)

Gross profit (loss):
Leases and services	39,119,744	23,244,486
Sales and development properties	—	(231,877)
Credit card operations	13,486,927	12,375,450

Total gross profit	52,606,671	35,388,059

Selling expenses	(7,093,734)	(10,881,412)
Administrative expenses	(12,844,768)	(10,852,669)
Net loss in credit card trust	(158,706)	(3,778,346)
Torres de Abasto unit contracts’ rescissions	—	5,240

	(20,097,208)	(25,507,187)

Operating income	32,509,463	9,880,872

Net loss in equity investments	(1,167,866)	(3,075,373)

Amortization of goodwill	(3,619,983)	(3,620,293)

Financial results generated by assets:
Interest income	3,767,055	5,667,563
Interest income from related parties (Note 5)	10,227	114,941
Loss on exposure to inflation	—	(11,577,511)

Subtotal	3,777,282	(5,795,007)

Financial results generated by liabilities:
Results from derivative instruments	13,866,832	53,257,995
Interest expense	(21,156,160)	(23,633,217)
Exchange differences, net	(2,718,618)	49,361,923
Interest with related parties (Note 5)	(585,231)	9,028,253
Gain on early redemption of debt	—	6,749,106
Gain on exposure to inflation	—	12,165,691

Subtotal	(10,593,177)	106,929,751

Financial results, net	(6,815,895)	101,134,744

Other income, net (Note 4.q.)	2,140,923	13,037,078

Income before taxes and minority interest	23,046,642	117,357,028

Income tax	(17,977,468)	(44,589,744)
Minority interest	(284,806)	1,932,477

Net income	4,784,368	74,699,761

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods ended March 31, 2004 and 2003

	31.03.04 (Notes 1 and 3) Ps.	31.03.03 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of years	28,287,319	14,845,130

Cash and cash equivalents as of the end of period	48,631,978	14,732,696

Net increase (decrease) in cash and cash equivalents	20,344,659	(112,434)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOW FROM ACTIVITIES
Income for the period	4,784,368	74,699,761
Adjustments to reconcile net income to cash flow from operating activities
• Financial results	(7,259,050)	(118,482,678)
• Depreciation of fixed assets	40,800,995	40,945,121
• Amortization of deferred financing costs	1,407,625	7,000,992
• Amortization of impairment of fixed assets	(1,217,045)	(2,242,566)
• Amortization of impairment of intangible assets	(53,711)	—
• Amortization of intangible assets	1,040,284	5,383,315
• Gain from sale of intangible assets	—	(2,097,878)
• Allowance for doubtful accounts	613,886	7,676,751
• Gain from sale of fixed assets	—	(33,637)
• Provision for contingencies	75,914	2,067,082
• Amortization of goodwill	3,619,983	3,620,293
• Recovery of allowance for doubtful accounts	(1,297,214)	(1,873,414)
• Result from advance settlement of debt	(784,560)	—
• Gain on early redemption of debt	—	(25,092,955)
• Net loss in investments companies	1,167,866	3,075,373
• Net (gain) loss in credit card trust	(38,908)	1,221,635
• Minority interest	284,806	(1,932,477)
• Income tax	17,977,468	44,589,744
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions
• Increase in accounts receivable	(9,282,652)	(5,667,756)
• (Increase) Decrease in other receivables and prepaid expenses	(6,757,116)	4,652,116
• Increase in intangible assets	(240,314)	(501,543)
• Decrease in investments	—	870,348
• Decrease in inventory	40,680	752,846
• Increase (decrease) in trade accounts payable	5,495,350	(2,450,291)
• Increase in customer advances	5,973,178	9,245
• Decrease in taxes payable	(4,580,164)	(7,047,368)
• (Decrease) increase in salaries and social security payable	(744,457)	691,191
• Decrease of provision for contingencies	(105,754)	—
• Decrease in other liabilities	(3,141,350)	(4,568,536)
• Increase in related parties	177,248	2,155,904
• (Decrease) Increase in accrued interest	(2,064,785)	584,265

Net cash provided by operating activities	45,892,571	28,004,883

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(13,374,988)	(2,215,152)
• Decrease (increase) in investments	2,686,141	(1,441,651)
• Sale of fixed assets	—	33,637
• Sale of intangible assets	—	2,097,878
• Acquisition of inventory	(3,414)	(6,729)

Net cash used in investing activities	(10,692,261)	(1,532,017)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(10,655,651)	(9,123,837)
• Payment of dividends	(10,000,000)	—
• Proceeds from short-term and long-term debt	5,800,000	67,192,054
• Redemption of debt	—	(84,426,269)
• Financing costs	—	(227,248)

Net cash used in financing activities	(14,855,651)	(26,585,300)

Net Increase (decrease) in cash and cash equivalents	20,344,659	(112,434)

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods ended March 31, 2004 and 2003

	31.03.04 Ps.	31.03.03 Ps.
Additional information
Non-cash activities
- Issuance of credit card receivables	4,368,196	2,057,275
- Liquidation of interest in credit card receivables	1,321,843	1,939,715
- Conversion of unsecured convertible Notes into ordinary share	2,273,839	148,624
- Increase in customer advances through a decrease in other liabilities	—	2,836,049
- Conversion of balances dwith related parties into unsecured convertible Notes	—	118,663,132
- Computation of asset tax credits on account of income tax.	2,180,810	—
- Increase in fixed assets through a decrease in intangible assets	30,890	—

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements

For the nine-month periods ended March 31, 2004 and 2003

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Company has consolidated its Balance Sheets at March 31, 2004 and June 30, 2003 and the statements of income and cash flow for the nine-month periods ended March 31, 2004 and 2003 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through to September 30, 2003. At March 31, 2004, however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 1: (Continued)

Comparative information

According to the new Technical Resolutions mentioned in Note 2.3 of Unaudited Financial Statements, the Balance Sheet is disclosed in comparative format with the year ended June 30, 2003.

Comparative balances at March 31, 2003 shown in these unaudited consolidated financial statements for comparative purposes result from restating the amounts in the consolidated financial statements at those dates following the guidelines detailed in Note 2.2. to the unaudited financial statements.

Certain amounts in the financial statements at March 31, 2003 and for the period then ended were reclassified for disclosure on a comparative basis with those for the current period.

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of
	31.03.04	30.06.03
Emprendimiento Recoleta S.A.	51	51
Tarshop S.A.	80	80
Shopping Neuquén S.A.	94.623	94.623
Inversora del Puerto S.A.	99.9917	99.9917
Alto Research and Development S.A. (formerly Alto Invest S.A.)	100	100
Shopping Alto Palermo S.A.	99.9999	99.9999
Fibesa S.A.	99.9999	99.9999

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A..

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government bonds have been valued at quotation value in force at period end.

b.2.	Interest in other companies

Includes equity investments in E-Commerce Latina S.A. and Pérez Cuesta S.A.C.I., which have been accounted for under the equity method.

Includes retained interest in transferred credit card receivables and Trust debt certificates pursuant to the securitization program of credit card receivables of Tarshop S.A..

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	31.03.04 Ps.	30.06.03 Ps.
Cash in local currency	645,011	606,055
Cash in foreign currency	1,664,477	2,143,526
Banks in local currency	14,372,385	4,776,914
Banks in foreign currency	26,000,348	13,835,199
Saving accounts	418,003	1,611,951

	43,100,224	22,973,645

b)	Investments:

	31.03.04 Ps.	30.06.03 Ps.
Current
Retained interest in transferred credit card receivable (i)	6,115,731	4,719,057
Mutual funds	5,531,754	5,313,674
Government bonds (i)	295,164	2,981,305

	11,942,649	13,014,036

(i) Not considered as cash equivalent for purpose of the statements of cash flow.

c)	Investments, net:

	31.03.04 Ps.	30.06.03 Ps.
Non-current
Pérez Cuesta S.A.C.I.	5,158,685	5,628,135
E-Commerce Latina S.A.	1,998,109	2,899,210
Retained interest in transferred credit card receivable	6,899,469	2,567,194

	14,056,263	11,094,539

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4: (Continued)

d)	Accounts receivable, net:

	31.03.04 Ps.	30.06.03 Ps.
Current
Leases and services and credit card receivable	33,589,548	40,094,813
Debtors under legal proceedings	21,366,036	22,054,254
Checks to be deposited	9,000,375	6,177,030
Pass-through expenses receivable	5,303,873	5,422,451
Notes receivable	410,289	213,808
Mortgage receivable	262,621	305,895
Credit card receivable	35,632	26,039
Less:
Allowance for doubtful accounts	(36,978,387)	(45,332,888)

Total	32,989,987	28,961,402

Non-current
Leases and services and credit card receivable	1,627,651	1,235,845
Mortgage receivable	1,003,639	1,158,850
Less:
Allowance for doubtful accounts	(43,160)	(53,921)

Total	2,588,130	2,340,774

	35,578,117	31,302,176

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4: (Continued)

e)	Other receivables and prepaid expenses, net:

	31.03.04 Ps.	30.06.03 Ps.
Current
Prepaid services	2,400,151	330,356
Prepaid expenses	1,446,175	284,824
Accounts receivable credit card trust	943,604	506,772
Income tax	785,179	51,418
Guarantee deposits	362,029	383,179
Interest rate swap receivable	359,085	306,867
Asset tax	357,203	—
Prepaid gross sales tax	340,852	247,415
Prepaid property tax	225,549	—
Related parties (Note 5)	195,143	1,093,466
Dividends receivable (Note 5)	75,000	75,000
Other tax credits	60,856	112,200
Other	1,661,610	1,459,965

Total	9,212,436	4,851,462

Non-Current
Asset tax	27,503,573	25,763,022
Interest rate swap receivable	18,789,877	8,172,241
Deferred income tax	6,795,403	12,173,390
Mortgage receivable	2,208,275	2,208,275
Accounts receivable credit card trust	1,580,950	—
Income tax	—	31,468
Value Added Tax (“VAT”) receivable	550,658	550,381
Prepaid gross sales tax	415,070	318,153
Guarantee deposits	49,370	655,000
Prepaid expenses	375,874	—
Other	17,911	17,911
Less:
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)

Total	56,078,686	47,681,566

	65,291,122	52,533,028

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4: (Continued)

f)	Inventory, net:

	31.03.04 Ps.	30.06.03 Ps.
Current
Torres de Abasto	555,153	555,153
Resale merchandise	76,708	98,674
Other	86,660	105,374

Total	718,521	759,201

Non-Current
Alcorta Plaza	15,953,414	15,950,000
Air space Supermercado Coto – Agüero 616	9,080,000	9,080,000

Total	25,033,414	25,030,000

	25,751,935	25,789,201

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4 : (Continued)

g)	Fixed assets, net:

	31.03.04 Ps.	30.06.03 Ps.
Properties:
Shopping Centers:
- Abasto	205,196,101	210,848,296
- Alto Palermo	233,712,224	247,477,956
- Alto Avellaneda	99,314,508	105,133,444
- Paseo Alcorta	69,907,545	72,689,577
- Patio Bullrich	122,686,575	127,554,349
- Alto NOA	22,808,431	23,810,474
- Buenos Aires Design	23,996,815	25,840,064
- Neuquén	6,694,513	6,694,513
Caballito plots of land	8,821,673	8,821,673
Rosario plots of land	41,100,446	41,100,446
Other properties	10,622,679	10,742,882
Leasehold improvements	1,054,905	425,572
Facilities	1,460,142	2,170,834
Furniture and fixture	1,760,200	1,959,384
Computer equipment	2,107,083	2,512,778
Software	815,865	1,244,161
Work in progress:
- Caballito	17,178,328	17,178,328
- Rosario	14,509,468	10,400,195
- Neuquén	1,844,421	1,844,421
- Patio Bullrich	551,589	248,417
- Suppliers advances-Rosario	6,376,181	—

Total	892,519,692	918,697,764

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4: (Continued)

h)	Intangible assets, net:

	31.03.04 Ps.	30.06.03 Ps.
Pre-operating expenses	1,290,657	1,526,875
Trademarks	247,654	267,137
Expenses related to securitization of receivables	46,590	334,565
Torres de Abasto advertising expenses	38,755	38,755
Tenant list Patio Bullrich	—	235,294

Total	1,623,656	2,402,626

i)	Goodwill, net:

	31.03.04 Ps.	30.06.03 Ps.
- Fibesa S.A.	13,260,640	14,851,803
- Ex Alto Palermo S.A.	8,621,631	10,466,951
- Tarshop S.A.	258,766	305,993
- Inversha S.A.	498,884	583,822
- Pentigrás S.A.	271,927	321,441

Total	22,911,848	26,530,010

j)	Trade accounts payable:

	31.03.04 Ps.	30.06.03 Ps.
Current
Suppliers	20,259,125	16,130,519
Accruals	4,390,333	2,384,358
Imports payable	971,055	963,817

Total	25,620,513	19,478,694

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4: (Continued)

	31.03.04 Ps.	30.06.03 Ps.
Non-current
Imports payable	2,963,160	3,609,629

Total	2,963,160	3,609,629

	28,583,673	23,088,323

k)	Short-term and long-term debt:

	31.03.04 Ps.	30.06.03 Ps.
Current
- Banks
Banco Macro Bansud loan	5,500,000	—
HSBC Bank loan	—	272,245
Industrial de Azul Bank loan	1,000,000	700,000
Scotiabank loan	—	3,000,000
Reference stabilization index (“CER”)	—	1,329,335
Other loans	—	158,742
Accrued interest	17,075	523,448

Subtotal	6,517,075	5,983,770

- Financial
Senior Notes	25,686,501	4,801,335
Accrued interest for Notes, Senior Notes and unsecured convertible Notes	6,884,955	8,497,521
Unaccrued deferred financing costs	(1,673,459)	(1,873,143)
Other loans	5,262,212	1,755,272
Seller financing	5,001,930	4,900,195
Accrued interest for Seller financing	645,191	591,036
Mortgage loans	41,791	43,294

Subtotal	41,849,121	18,715,510

Total	48,366,196	24,699,280

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4: (Continued)

	31.03.04 Ps.	30.06.03 Ps.
Non current
- Financial
Unsecured convertible Notes	140,338,513	139,561,845
Notes	49,621,000	49,621,000
Senior Notes	—	25,206,998
Unaccrued deferred financing costs	(141,569)	(1,349,510)
Other loans	—	5,098,500

Subtotal	189,817,944	218,138,833

Total	189,817,944	218,138,833

	238,184,140	242,838,113

l)	Salaries and social security payable:

	31.03.04 Ps.	30.06.03 Ps.
Provision for vacation and bonuses	1,971,106	2,605,921
Social security payable	526,671	651,521
Salaries payable	417,011	360,886
Other	123,781	164,698

	3,038,569	3,783,026

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4: (Continued)

m)	Taxes payable:

	31.03.04 Ps.	30.06.03 Ps.
Current
Income tax, net	4,451,228	263,697
VAT payable, net	1,899,344	2,069,899
Other tax withholdings	618,403	575,858
Gross sales tax provision	586,185	461,569
Asset tax payable, net	467,510	2,117,320
Gross sales tax withholdings	205,915	261,305
Property tax provision	—	34,211
Other taxes	7,853	28,359

Total	8,236,438	5,812,218

Non current
Deferred income tax	5,504,962	—
Asset tax payable	90,137	—

Total	5,595,099	—

	13,831,537	5,812,218

n)	Customer advances:

	31.03.04 Ps.	30.06.03 Ps.
Current
Admission rights	10,276,103	7,442,488
Lease advances	4,083,500	3,320,211
Customer advances	848,436	393,617
Guarantee deposits	47,802	55,802

Total	15,255,841	11,212,118

Non-current
Admission rights	16,886,867	14,044,014
Lease advances	10,304,337	11,198,147
Guarantee deposits	56,376	75,964

Total	27,247,580	25,318,125

	42,503,421	36,530,243

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4: (Continued)

o)	Other liabilities:

	31.03.04 Ps.	30.06.03 Ps.
Current
Donations payable	1,408,305	1,558,305
Contributed leasehold improvements	212,220	212,220
Accrual for directors fees, net	95,703	3,164,123
Other	951,536	715,294

Total	2,667,764	5,649,942

Non-current
Contributed leasehold improvements	742,752	901,924
Withholdings and guarantee deposits	12,000	12,000

Total	754,752	913,924

	3,422,516	6,563,866

p)	Provisions:

	31.03.04 Ps.	30.06.03 Ps.
Provision for contingencies	3,897,285	3,927,125

	3,897,285	3,927,125

q)	Other income, net:

	31.03.04 Ps.	31.03.03 Ps.
Provision for contingencies, net	(75,914)	(2,067,082)
Recovery of allowance for doubtful accounts	683,328	—
Gain from sale of fixed assets	72,461	—
Result from advance settlement of debt	784,560	—
Donations	(132,598)	(5,325)
Gain from sale of intangible assets	—	2,131,515
Gain on early redemption of debt	—	12,935,505
Other	809,086	42,465

Total	2,140,923	13,037,078

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the nine-month periods ended		Balance receivable (payable) as of
			31.03.2004 Ps.	31.03.2003 Ps.	31.03.2004 Ps.	30.06.2003 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	72,238	121,869
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	—	114,941	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest (expense) income and exchange differences	(411,460)	6,003,139	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(4,767,815)	(4,585,754)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	680,049
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(22,273)	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	10,227	—	—	—
Dalor S.A.	Shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Current payable with related parties	—	—	(166,825)	(172,661)
Dolphin Fund Limited	Shareholder	Other current receivables and prepaid expenses	—	—	4,898	—
Dolphin Fund Limited	Shareholder	Current payable with related parties	—	—	(184,503)	(184,503)
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(6,512)
Parque Arauco S.A.	Shareholder	Interest (expense) income and exchange differences	(173,771)	3,025,114	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(2,328,741)	(2,154,970)
Pérez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	75,000
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	14,566	16,566
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	37,657	58,417
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(91,436)	(79,198)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	65,784	216,565
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(54,124)	(261,383)
Directors fees	—	Other current liabilities	—	—	(95,703)	(3,164,123)
Directors fees	—	Administrative expenses	(1,652,153)	—	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 31.03.04 Ps.	Total as of 31.03.03 Ps.
Sales	82,095,494	21,488,064	26,460	103,610,018	(212,026)	103,397,992	84,277,180
Costs	(42,762,966)	(9,399,807)	(27,218)	(52,189,991)	1,398,670	(50,791,321)	(48,889,121)

Total gross profit (loss) as of 31.03.04	39,332,528	12,088,257	(758)	51,420,027	1,186,644	52,606,671	—

Total gross profit (loss) as of 31.03.03	23,586,687	10,629,010	(319,595)	33,896,102	1,491,957	—	35,388,059

Selling expenses	(4,276,866)	(2,947,755)	(7,530)	(7,232,151)	138,417	(7,093,734)	(10,881,412)
Administrative Expenses	(7,197,619)	(5,624,048)	(23,101)	(12,844,768)	—	(12,844,768)	(10,852,669)
Net loss in credit card trust	—	(158,706)	—	(158,706)	—	(158,706)	(3,778,346)
Torres de Abasto unit contracts’ rescissions	—	—	—	—	—	—	5,240

Operating income (expense) as of 31.03.04	27,858,043	3,357,748	(31,389)	31,184,402	1,325,061	32,509,463	—

Operating income (expense) as of 31.03.03	14,972,102	(6,208,175)	(375,012)	8,388,915	1,491,957	—	9,880,872

Net loss in equity investments	(266,765)	—	(901,101)	(1,167,866)	—	(1,167,866)	(3,075,373)
Amortization of Goodwill	(3,438,283)	(181,700)	—	(3,619,983)	—	(3,619,983)	(3,620,293)
Financial results, net	(5,870,724)	130,819	110,654	(5,629,251)	(1,186,644)	(6,815,895)	101,134,744
Other income (expense), net	1,489,911	789,598	(169)	2,279,340	(138,417)	2,140,923	13,037,078

Income (loss) before taxes and Minority interest as of 31.03.04	19,772,182	4,096,465	(822,005)	23,046,642	—	23,046,642	—

Income (loss) before taxes and Minority interest as of 31.03.03	125,284,778	(5,729,099)	(2,198,651)	117,357,028	—	—	117,357,028

Income tax	(16,228,312)	(1,734,978)	(14,178)	(17,977,468)	—	(17,977,468)	(44,589,744)
Minority interest	223,831	(508,637)	—	(284,806)	—	(284,806)	1,932,477

Net income (expense) as of 31.03.04	3,767,701	1,852,850	(836,183)	4,784,368	—	4,784,368	—

Net income (expense) as of 31.03.03	79,691,523	(3,730,031)	(1,261,731)	74,699,761	—	—	74,699,761

Depreciation and amortization as of 31.03.04	40,175,442	1,647,570	18,271	41,841,283	—	41,841,283	—

Depreciation and amortization as of 30.06.03	49,489,053	4,893,095	302,253	54,684,401	—	—	54,684,401

Additions of fixed assets as of 31.03.04	12,681,018	693,970	—	13,374,988	—	13,374,988	—

Additions of fixed assets as of 30.06.03	2,145,272	661,009	28,606	2,834,887	—	—	2,834,887

Minority interest as of 31.03.04	13,723,135	1,321,931	—	15,045,066	—	15,045,066	—

Minority interest as of 30.06.03	13,947,248	813,297	—	14,760,545	—	—	14,760,545

Operating assets as of 31.03.04	856,656,955	23,330,528	28,554,729	908,542,212	—	908,542,212	—

Operating assets as of 30.06.03	870,859,020	20,788,426	3,122,850	894,770,296	—	—	894,770,296

Non operating assets as of 31.03.04	183,733,464	18,214,551	2,285,279	204,233,294	—	204,233,294	—

Non operating assets as of 30.06.03	169,919,809	13,816,991	25,829,929	209,566,729	—	—	209,566,729

Total Assets as of 31.03.04	1,040,390,419	41,545,079	30,840,008	1,112,775,506	—	1,112,775,506	—

Total Assets as of 30.06.03	1,040,778,829	34,605,417	28,952,779	1,104,337,025	—	—	1,104,337,025

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others. The latter comprises Sales and development properties and E-commerce activities.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

•	Others

•	Sales and development properties: this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	E-commerce activities: this segment includes developing stage activities primarily consisting of the Company’s on-line investment initiatives related to Alto Research and Development S.A. (formerly Alto Invest S.A.). Alto Research and Development S.A. was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001 Alto Research and Development S.A. ceased operations and is actively pursuing to evaluate alternative investment projects and providing corporate, commercial and economic information and training services.

The results of E-commerce Latina S.A., a company obtaining revenue from sales of on-line products, are also disclosed.

Although results of e-commerce operations are separated for management internal reporting purposes, all related revenues and associated costs are included in leases and services line of the Company’s consolidated statements of income.

The Company’s primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company’s country of domicile.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: (Continued)

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

a)	At March 31, 2004, Shopping Neuquén S.A. included Ps. 41,791 from a mortgage on the land purchased for Ps. 3.3 million within the short-term debt caption.

b)	On January 18, 2001 Shopping Alto Palermo S.A. issued Senior Notes that will be guaranteed through the trust transfer in favor of the holders of 100% of the Company’s shares.

c)	In March 2004, Banco Macro Bansud granted two loans to Tarshop S.A. amounting to Ps. 5,500,000 (Ps. 3,500,000 and Ps. 2,000,000, respectively). In guarantee of those loans Tarshop S.A. assigned and transferred collection rights to the Bank for a total amount of Ps. 6,875,140, corresponding to coupons issued for charges to be made on certain users of Tarjeta Shopping, a credit card issued by the Company.

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 8: (Continued)

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 102.7 million of its customer credit card receivable balances to Trusts. Under the securitization programs, the Trusts issued Ps. 14.5 million nominal value subordinated CPs, Ps. 26.7 million 12% fixed-rate interest TDFs, Ps. 22.5 million 18% fixed-rate interest TDFs, and Ps. 17.1 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina, except for Ps. 0.4 million, which were acquired by Tarshop S.A.. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 1.3 million.

ALTO PALERMO S.A. (APSA)

Unaudited Financial Statements

For the nine-month period

ended as of March 31, 2004

in comparative format

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of March 31, 2004 and June 30, 2003

	31.03.04 (Notes 1 and 2) Ps.	30.06.03 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	25,734,442	15,804,445
Investments (Schedules D and I)	1,416	1,961,435
Accounts receivable, net (Note 3.b and Schedule I)	9,208,050	8,466,375
Other receivables and prepaid expenses (Note 3.c and Schedules G and I)	19,609,880	18,212,973
Inventory (Note 3.d and Schedule F)	641,813	660,527

Total Current Assets	55,195,601	45,105,755

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	1,003,639	1,158,850
Other receivables and prepaid expenses, net (Note 3.c and Schedules G and I)	38,678,113	27,523,926
Inventory, net (Note 3.d and Schedule F)	26,056,419	26,053,005
Fixed assets, net (Schedule A)	624,129,214	633,971,072
Investments, net (Schedule C)	296,436,753	302,376,383
Intangible assets, net (Schedule B)	460,889	519,285

Total Non-Current Assets	986,765,027	991,602,521

Total Assets	1,041,960,628	1,036,708,276

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	9,437,025	7,803,673
Short-term debt (Note 3.f and Schedules G and I)	21,260,271	12,854,499
Salaries and social security payable (Note 3.g and Schedule I)	1,800,244	2,354,287
Taxes payable (Note 3.h and Schedule I)	4,788,327	3,319,387
Customer advances (Note 3.i and Schedule I)	10,179,684	7,982,348
Related parties (Note 5 and Schedule I)	9,690,038	9,831,717
Other liabilities (Note 3.j and Schedule I)	1,819,313	4,398,554

Total Current Liabilities	58,974,902	48,544,465

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	2,963,160	3,609,629
Long-term debt (Note 3.f and Schedules G and I)	189,817,944	198,060,464
Taxes payable (Note 3.h and Schedule I)	5,504,962	—
Customer advances (Note 3.i and Schedule I)	23,738,509	22,401,762
Other liabilities (Note 3.j and Schedule I)	754,752	913,924

Total debts	222,779,327	224,985,779

Provisions (Note 3.k and Schedule E)	3,897,285	3,927,125

Total Non-Current Liabilities	226,676,612	228,912,904

Total Liabilities	285,651,514	277,457,369

SHAREHOLDERS’ EQUITY	756,309,114	759,250,907

Total Liabilities and Shareholders’ Equity	1,041,960,628	1,036,708,276

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the nine-month periods

ended March 31, 2004 and 2003

	31.03.04 (Notes 1 and 2) Ps.	31.03.03 (Notes 1 and 2) Ps.
Sales:
Leases and services	53,188,558	42,661,907
Sales and development properties	—	462,020

Total sales	53,188,558	43,123,927

Costs:
Leases and services (Schedule F)	(24,855,454)	(23,874,873)
Sales and development properties (Schedule F)	—	(693,897)

Total costs	(24,855,454)	(24,568,780)

Gross profit (loss):
Leases and services	28,333,104	18,787,024
Sales and development properties	—	(231,877)

Total gross profit	28,333,104	18,555,147

Selling expenses (Schedule H)	(2,050,587)	(1,801,634)
Administrative expenses (Schedule H)	(4,415,470)	(4,932,403)
Torres de Abasto unit contracts’ rescissions	—	5,240

	(6,466,057)	(6,728,797)

Operating income	21,867,047	11,826,350

Net loss in equity investments (Note 6)	(2,878,314)	(1,693,533)

Financial results generated by assets:
Interest income from related parties (Note 5)	1,298,383	1,606,898
Interest income	2,773,719	4,224,762
Loss on exposure to inflation	—	(10,053,970)

Subtotal	4,072,102	(4,222,310)

Financial results generated by liabilities:
Exchange differences, net	(2,931,955)	48,740,098
Results from derivative instruments	13,866,832	53,257,995
Interest with related parties (Note 5)	(890,923)	8,929,547
Gain on exposure to inflation	—	6,522,974
Gain on early redemption of debt	—	3,217,435
Interest expense	(18,283,987)	(17,958,026)

Subtotal	(8,240,033)	102,710,023

Financial results, net	(4,167,931)	98,487,713

Other income, net (Note 3.l)	987,070	6,799,638

Income before taxes	15,807,872	115,420,168

Income tax (Note 11)	(11,023,504)	(40,720,407)

Net income	4,784,368	74,699,761

Net basic earnings per share (Note 10)	0.0067	0.1067

Net diluted earnings per share (Note 10)	0.0064	0.0291

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods

ended March 31, 2004 and 2003

	Shareholders’ contributions
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in- capital Ps.	Total Ps.	Appraisal revaluation Ps.	Legal reserve Ps.	Accumulated retained earnings Ps.	Total as of March 31, 2004 Ps.	Total as of March 31, 2003 Ps.
Balances as of beginning of the years	70,482,974	84,620,909	522,805,043	677,908,926	3,952,571	4,401,179	72,988,231	759,250,907	681,415,760
Issuance of common stock	2,273,839	—	—	2,273,839	—	—	—	2,273,839	148,624
Cash dividends approved by Ordinary Shareholders’ Meeting held on October 31, 2003	—	—	—	—	—	—	(10,000,000)	(10,000,000)	—
Increase in legal reserve approved by Ordinary Shareholders’ Meeting held on October 31, 2003	—	—	—	—	—	3,649,412	(3,649,412)	—
Net income for the periods	—	—	—	—	—	—	4,784,368	4,784,368	74,699,761

Balances as of March 31, 2004	72,756,813	84,620,909	522,805,043	680,182,765	3,952,571	8,050,591	64,123,187	756,309,114	—

Balances as of March 31, 2003	70,141,975	84,620,909	522,810,124	677,573,008	3,952,571	4,401,179	70,337,387	—	756,264,145

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the nine-month periods

ended March 31, 2004 and 2003

	31.03.04 (Notes 1 and 2) Ps.	31.03.03 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalent at the beginning of the year	17,765,881	2,396,776

Cash and cash equivalent at the end of the period	25,735,858	2,478,992

Net increase in cash and cash equivalents	7,969,977	82,216

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income for the period	4,784,368	74,699,761
Adjustments to reconcile net income to cash flow from operating activities:
• Financial results	(7,734,162)	(109,249,412)
• Amortization of deferred financing costs	605,189	1,459,000
• Amortization of impairment of fixed assets	(1,217,045)	(2,242,566)
• Amortization of impairment of intangible assets	(53,711)	—
• Depreciation of fixed assets	23,299,594	23,280,494
• Amortization of intangible assets	321,981	3,335,381
• Gain from sale of intangible assets	—	(2,097,878)
• Provision for contingencies	75,914	2,094,063
• Gain on early redemption of debt	—	(10,301,970)
• Recovery of allowance for doubtful accounts	(604,935)	(237,919)
• Net loss in equity investments	2,878,314	1,693,533
• Income tax	11,023,504	40,720,407
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• Decrease (increase) in accounts receivable	18,471	(253,012)
• (Increase) decrease in other receivables and prepaid expenses	(5,241,599)	1,015,547
• Increase in intangible assets	(240,764)	(133,255)
• Decrease in inventory	18,714	760,116
• Increase (decrease) in trade accounts payable	986,883	(4,676,485)
• Increase (decrease) in customer advances	3,534,083	(2,029,242)
• (Decrease) increase in salaries and social security payable	(554,043)	600,092
• Decrease in taxes payable	(374,713)	(4,874,300)
• Decrease in other liabilities	(2,738,413)	(3,641,822)
• Decrease in provisions	(105,754)	—
• (Decrease) increase in related parties	(162,066)	3,353,415
• (Decrease) increase in accrued interest	(1,503,008)	1,984,519

Net cash provided by operating activities	27,016,802	15,258,467

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(12,209,801)	(1,545,681)
• Acquisition of inventory	(3,414)	(6,729)
• Increase in investments	(108,957)	(43,859,453)
• Sale of intangible assets	—	2,097,878

Net cash used in investing activities	(12,322,172)	(43,313,985)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from loans	—	69,928,890
• Proceeds from loans granted by related parties	3,275,347	—
• Payment of short-term and long-term debt	—	(7,859,557)
• Financing costs	—	(227,248)
• Redemption of debt	—	(33,704,351)
• Payment of dividends	(10,000,000)	—

Net cash (used in) provided by financing activities	(6,724,653)	28,137,734

Net Increase in cash and cash equivalents	7,969,977	82,216

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods

ended March 31, 2004 and 2003

	31.03.04 Ps.	31.03.03 Ps.
Additional information
Non-cash activities
- Offsetting of related parties debts and credits	3,254,960	—
- Conversion of unsecured convertible Notes into ordinary shares	2,273,839	148,624
- Computation of asset tax credits on account of income tax	2,180,810	—
- Dividends declared pending collection	590,976	—
- Receivable from sale of shares of Alto Research and Development S.A. (formerly Alto Invest S.A.)	192,136	—
- Increase in fixed assets through a decrease in intangible assets	30,890	—
- Increase in customer advances through a decrease in other liabilities	—	2,836,049
- Conversion of balances with related parties into unsecured convertible Notes	—	118,663,132
- Irrevocable contributions in related parties through a decrease in other non-current receivables with related parties	—	16,552,287

Alejandro G. Elsztain Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements

For the nine-month periods

ended March 31, 2004 and 2003

(expressed in Argentine Pesos)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

a)	Basis of presentation

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The financial statements for the nine-month periods ended March 31, 2004 and 2003 have not been audited. The Company’s management considers that they include all the necessary adjustments to reasonably present the financial result for the periods referred to.

The financial result for the period ended March 31, 2004 does not necessarily reflect proportionality the Company’s results for the complete financial years.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	New technical Resolutions

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Resolution No. 16 “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Resolutions Nos. 4, 5, 6, 8, 9, 11 and 14” and No. 20: “Derivatives and hedging transactions” through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Resolutions and amendments to them will come into force for fiscal years commencing as from July 1, 2002, except for Technical Resolution No. 20, whose effective date tallies with the financial years commencing January 1, 2003.

The National Securities Commission, through Resolution 434/03, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on January 1, 2003.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

Furthermore, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21 “Proportional equity value consolidation of financial statements—information to be disclosed referred to related parties” through MD Resolution No. 5/2003. The mentioned Technical Pronouncement and amendments thereto took effect for years commenced as from April 1, 2003. Furthermore the National Securities Commission has adopted that regulation, incorporating certain changes to it and establishing that it is applicable to years commenced as from April 1, 2004, admitting advance application.

The main amendments introduced by the new Technical Resolutions involving significant adjustments to the Company’s unaudited financial statements are:

a.	Adoption of an accounting model in which the intention of the Company prevails in defining the valuation criteria to be used. In this context, only assets for sale were valued at their current values. Receivables and payables were generally recognized at their discounted values.

b.	Incorporation of strict guidelines for purposes of comparison against recoverable values.

c.	Obligatory requirement regarding application of the deferred tax method for recognition of income tax.

d.	Research, development, trademarks, advertising, reorganization and other costs cannot be capitalized. Only organization and pre-operating costs that meet certain requirements can be capitalized. Furthermore, certain limitations on the useful lives of intangible assets are defined.

e.	Determination of guidelines for recognition, measurement and disclosure of derivatives and hedge operations.

f.	Incorporation of guidelines to be followed to determine whether certain transactions (financial instruments issued by the Company, irrevocable contributions, preferred shares) must be classified under liabilities or shareholders’ equity.

g.	Incorporation of new disclosure requirements, including information by segment, earnings per share and comparative information to be filed.

A detail of prior periods’ adjustments resulting from application of the new accounting standards is included in the following table:

Item	Effect on results at 31.03.03 (comparative) Ps.
Application of deferred tax method (vs. current tax)	(40,720,407)
Recording of adjustment to prior periods’ results in subsidiaries under long-term investments	(3,023,387)
Recording of financial derivatives at estimated settlement cost (See Note 9)	36,160,392

Total	(7,583,402)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

2.	Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through to September 30, 2003. At March 31, 2004, however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

3.	Comparative information

According to the new Technical Resolutions mentioned in Note 2.1., the Balance Sheet is disclosed in comparative format with the year ended June 30, 2003.

Comparative balances at March 31, 2003 shown in these unaudited financial statements for comparative purposes result from restating the amounts in the financial statements at those dates following the guidelines detailed in Note 2.2.

Certain amounts in the unaudited financial statements at March 31, 2003 and for the period then ended were reclassified for disclosure on a comparative basis with those for the current period.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

4.	Use of estimates

The preparation of these unaudited financial statements requires that Management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies.

Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

5.	Revenue recognition

5.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

In September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

5.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

5.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica de Argentina S.A.. E-commerce Latina S.A. owns Altocity.Com.S.A. The main sources of revenue of this company are sales of own products and commissions from sales on consignment, monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com S.A. under the equity method of accounting.

For the nine-month periods ended March 31, 2004 and 2003, net revenues from Altocity.Com S.A. totaled Ps. 1.3 million and Ps. 0.5 million and had a net loss of Ps. 1.8 million and Ps. 4.2 million, respectively.

5.4.	Corporate, commercial and economic information and training services

The Company holds 89.2747% of the shares of Alto Research and Development S.A. (formerly Alto Invest S.A.). This Company originally provided information services and performed on-line and off-line transactions on the financial market. On May 31, 2001, the web page ceased to provide those services and to maintain off-line operations, as economies of scale were insufficient. In the current period Alto Research and Development S.A. (formerly Alto Invest S.A.) started to provide advisory and consultancy services, for which purposes it is repositioning the human resources structure and has changed its corporate name and extended its corporate purpose.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

6.	Investments

6.1.	Current investments

Mutual funds have been valued at quotation value in force at period end.

See the breakdown of current investments in Schedule D.

6.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of the period.

The unaudited consolidated financial statements as of and for the nine-month period ended March 31, 2004 of Alto Palermo S.A. and its subsidiaries, Emprendimiento Recoleta S.A., Tarshop S.A., Shopping Neuquén S.A., Inversora del Puerto S.A., Alto Research and Development S.A. (formerly Alto Invest S.A.), Fibesa S.A. and Shopping Alto Palermo S.A. are presented.

7.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories have been valued at their acquisition cost, adjusted for inflation at the end of the period, as defined in Note 2.2.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.5.2. has been valued at its acquisition cost, adjusted for inflation at the end of the period.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center denominated “Alcorta Plaza”.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

8.	Fixed assets

Properties purchased for rental purposes are classified as fixed assets.

Fixed assets have been valued at cost, adjusted for inflation at the end of the period, as defined in Note 2.2., less accumulated depreciation.

Furthermore, there are a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity.

This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition, apportioned to the months elapsed until the closing of the period.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value.

9.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation at the end of the period, as defined in Note 2.2., net of accumulated amortization at period end.

See the breakdown of intangible assets in Schedule B.

9.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

9.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

9.3.	Advertising expenses

Advertising expenses relate to the Torres Abasto project and the opening of Abasto Shopping. The expenses incurred in relation to Torres Abasto project are recognized in the statements of income as determined under the percentage- of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

9.4.	Investment projects

Investment projects represent expenses incurred by the Company in projects connected with sales made through mass media which are amortized under the straight-line method as from the start-up of the project. These expenses are written off upon abandonment or disposal of project.

9.5.	Tenant list - Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall which is stated at cost adjusted for inflation at the end of the period, as described in Note 2.2. and is amortized using the straight-line method over a five years period.

Intangible assets include advertising expenses that cannot be capitalized in accordance with current accounting standards, which will be amortized in the current year as a result of the application of the transition rules mentioned in Note 2.1.

The value of the intangible assets, does not exceed its estimated recoverable value at the end of the period.

10.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated into period-end currency following the guidelines mentioned in Note 2.2., being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments. Set forth Schedule C.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

Amortization is shown in Note 6 and in “Net loss in equity investments” in the Statements of Income.

11.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

12.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

13.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

14.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

15.	Other receivables and liabilities

•	Asset tax was valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

•	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the unaudited financial statements.

•	The remaining sundry receivables and payables were valued based on the best estimate of the nominal value of the amount receivable and payable, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

16.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

17.	Allowances and provisions

•	For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. Increases or decreases for the period are shown in Schedule E.

•	For impairment of inventories, fixed assets, intangible assets and non-current investments in other companies: the Company has estimated the recoverable values of inventories, fixed assets and non-current investments in other companies at June 30, 2003 and 2002 based on their economic values to the business determined on the basis of projections of future discounted cash flows.

Based on those estimates, the Company has reversed or recognized impairment losses as detailed in Schedule E to these unaudited financial statements.

•	For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the period are shown in Schedule E.

At the date of issue of these unaudited financial statements, management understands that there are no elements to foresee potential contingencies having a negative impact on these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

18.	Hedging instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company’s derivative instruments activity, see Note 9.

•	Interest rate swaps

Interest rate swaps are used to effectively hedge certain interest rate exposures. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities under swaps for derivatives were recognized in the results for the period.

19.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issue of these unaudited financial statements.

20.	Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized asset tax provision accrued during the period and paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

21.	Shareholders’ equity

Initial balances and movements in shareholders’ equity accounts are shown in currency of the month to which they correspond, and were restated as mentioned in Note 2.2.

The balance of the “Appraisal revaluation” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.8.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2: (Continued)

22.	Results for the period

Statements of Income accounts are shown in currency of the month to which they correspond, restated as mentioned in Note 2.2., except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

Significant implicit financial components included in profit and loss accounts have been duly segregated.

23.	Advertising expenses

The Company generally recognizes advertising and promotion expenses as incurred, except for those incurred in the sale of real estate projects. For further detail see Note 2.5.2.. Advertising and promotion expenses amounted to Ps. 18,077 and Ps. 15,967 during the nine-month periods ended March 31, 2004 and 2003, respectively.

24.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

25.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	31.03.04 Ps.	30.06.03 Ps.
Cash in local currency	148,489	247,912
Cash in foreign currency (Schedule G)	661,240	1,838,409
Banks in local currency	7,604,899	1,945,155
Banks in foreign currency (Schedule G)	17,289,814	10,943,253
Saving accounts	30,000	829,716

	25,734,442	15,804,445

b)	Accounts receivable, net:

	31.03.04 Ps.	30.06.03 Ps.
Current
Leases and services receivable	7,968,372	12,897,894
Checks to be deposited	5,854,319	3,921,239
Debtors under legal proceedings	16,546,759	18,027,063
Pass-through expenses receivable	2,958,395	3,718,272
Notes receivable	403,114	164,373
Mortgage receivable	262,621	305,895
Credit card receivable	2,580	5,592
Less:
Allowance for doubtful accounts (Schedule E)	(24,788,110)	(30,573,953)

Total	9,208,050	8,466,375

Non-current
Mortgage receivable	1,003,639	1,158,850

Total	1,003,639	1,158,850

	10,211,689	9,625,225

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3: (Continued)

c)	Other receivables and prepaid expenses, net:

	31.03.04 Ps.	30.06.03 Ps.
Current
Related parties (Note 5)	12,347,950	15,292,798
Prepaid expenses	994,013	191,274
Dividends receivable (Note 5)	1,017,437	426,461
Prepaid services	1,991,169	330,356
Prepaid property tax	225,549	—
Interest rate swap receivable (Schedule G)	359,085	306,867
Guarantee deposits (i)	341,943	307,123
Prepaid gross sales tax	237,126	176,765
Income tax credit	702,555	—
Other tax credits	4,358	35,030
Other	1,388,695	1,146,299

Total	19,609,880	18,212,973

(i) Includes founds which are restricted (see Note 7.a.)

Non-current
Asset tax credits	19,559,648	19,003,786
Interest rate swap receivable (ii) (Schedule G)	18,789,877	8,172,241
Deferred income tax	—	67,040
Mortgage receivable	2,208,275	2,208,275
Prepaid gross sales tax	310,733	231,539
Income tax	—	31,468
Other	17,855	17,852
Less:
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)

Total	38,678,113	27,523,926

	58,287,993	45,736,899

(ii)	Corresponds to: 1) US$ 50 million for guarantees granted to Morgan Guaranty Trust Company of New York and 2) US$ 43.43 million arising from the Swap agreement estimated settlement cost (See Note 7.c) and 9).

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3: (Continued)

d)	Inventory, net:

	31.03.04 Ps.	30.06.03 Ps.
Current
Torres de Abasto	555,153	555,153
Other	86,660	105,374

Total	641,813	660,527

Non-current
Alcorta Plaza	16,976,419	16,973,005
Air space Supermercado Coto - Agüero 616	9,080,000	9,080,000

Total	26,056,419	26,053,005

	26,698,232	26,713,532

e)	Trade accounts payable:

	31.03.04 Ps.	30.06.03 Ps.
Current
Suppliers	5,072,164	4,936,795
Accruals	3,393,806	1,903,061
Imports payable (Schedule G)	971,055	963,817

Total	9,437,025	7,803,673

Non-current
Imports payable (Schedule G)	2,963,160	3,609,629

Total	2,963,160	3,609,629

	12,400,185	11,413,302

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3: (Continued)

f)	Short-term and long-term debt:

	31.03.04 Ps.	30.06.03 Ps.
Short-term debt
Seller financing (i)	5,001,930	4,900,195
Accrued interest for seller financing (i)	645,191	591,036
Senior Notes (ii)	9,785,333	—
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (ii) (Schedule G)	6,609,334	8,166,496
Unaccrued deferred financing costs (iii)	(781,517)	(803,228)

Total	21,260,271	12,854,499

Long-term debt
Notes and unsecured convertible Notes (ii) (Schedule G)	189,959,513	198,785,511
Unaccrued deferred financing costs (iii)	(141,569)	(725,047)

Total	189,817,944	198,060,464

	211,078,215	210,914,963

(i)	Includes Ps. 3,265,010 par value related to seller financing obtained in connection with the acquisition of Shopping Neuquén on July 6, 1999 and Ps. 1,736,920 related to a reference stabilization index (CER). Such loan accrues interest at six-month LIBOR. As of March 31, 2004 the six-month LIBOR was 1.16%.

(ii)	Includes:

a)	Ps. 49.6 million 14.875% unsecured Notes due April 7, 2005. Interest on the Notes are payable semiannually on April 7 and October 7 each year, commencing October 7, 2000. On April 1, 2004 the Company settled semiannually interest accrued at the end of the period.

b)	Ps. 6.7 par value million Senior Notes due January 13, 2005. Interest accrue at a corrected Badlar rate plus 395 base points.

Under the terms of Decree No. 214/02, debts in U.S. dollars in the financial system were converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were applied to these debts. As of March 31, 2004, the rate applied to this debts was 8% per annum.

Interest on the Senior Notes are payable semiannualy beginning on April 18, 2001. On April 16, 2004 the Company settled semiannualy interest accrued at the end of the period.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3: (Continued)

These Senior Notes are guaranteed by the trust transfer in favor of its holders of all the shares of Shopping Alto Palermo S.A.’s equity.

The Company applied the net funds arising from offering the securities to the settlement of bank loans and redemption of Senior Notes Class A-2, thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

The conditions of the Senior Notes require that the Company maintain certain financial ratios and conditions, indexes and levels of indebtedness, as well as setting limits on the obtaining of new loans.

c)	The amount of Ps. 140.3 million corresponding to the issue of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

The Notes are convertible into ordinary shares of the Company at the option of the holder. The issue terms and conditions include a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (0.1) by the exchange rate and US$ 0.0324, which means that each note may be exchanged for 30,864 shares with a par value of Ps. 0.1, interest accrues at an annual rate of 10% and is payable semiannually and at a subscription price of 100% of the principal amount of the Notes. These Notes will fall due on July 19, 2006.

On January 15, 2004 the Company settled interest accrued at the end of the period.

The Company applied the funds arising from offering the unsecured convertible Notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

(iii)	Fees and expenses related to issue of debt, which will be amortized over the term of settlement of the debt corresponding to negotiable obligations. The rate ranges between 20 and 25% per annum. Amortization for the nine-month period totaled Ps. 605,189.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3: (Continued)

g)	Salaries and social security payable:

	31.03.04 Ps.	30.06.03 Ps.
Provision for vacation and bonuses	1.436.974	1.842.520
Social security payable	278.329	387.838
Other	84.941	123.929

	1.800.244	2.354.287

h)	Taxes payable:

	31.03.04 Ps.	30.06.03 Ps.
Current
VAT payable, net	940,645	1,185,544
Asset tax payable, net	—	1,427,040
Income tax	3,270,694	—
Gross sales tax provision	263,591	229,343
Gross sales tax withholdings	197,841	253,817
Other tax withholdings	115,556	161,073
Property tax provision	—	34,211
Other taxes	—	28,359

Total	4,788,327	3,319,387

Non-current
Deferred income tax	5,504,962	—

Total	5,504,962	—

	10,293,289	3,319,387

i)	Customer advances:

	31.03.04 Ps.	30.06.03 Ps.
Current
Admission rights (i)	6,818,594	5,060,469
Lease advances (ii)	3,313,288	2,866,077
Guarantee deposits	47,802	55,802

Total	10,179,684	7,982,348

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3: (Continued)

	31.03.04 Ps.	30.06.03 Ps.
Non-current
Admission rights (i)	13,409,012	11,127,651
Lease advances (ii)	10,273,121	11,198,147
Guarantee deposits	56,376	75,964
Total	23,738,509	22,401,762

	33,918,193	30,384,110

(i)	The balance of admission rights mostly corresponds to key-money paid by Shopping Mall tenants. The non-current balance includes Ps. 4,500,000 corresponding to advances granted by NAI International II, INC for application to goodwill to be accrued corresponding to sites for the construction of cinema theater complexes in Shopping Rosario.

No interest is accrued on this advance as long as the Company does not suspend work on the Rosario project.

(ii)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 7,469,105 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of March 31, 2004 the six-month LIBOR was 1.16%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

j)	Other liabilities:

	31.03.04 Ps.	30.06.03 Ps.
Current
Donations payable	663,305	813,305
Contributed leasehold improvements (i)	212,220	212,220
Accruals for directors fees, net (Note 5)	—	2,680,000
Other	943,788	693,029

Total	1,819,313	4,398,554

Non-current
Contributed leasehold improvements (i)	742,752	901,924
Withholdings and guarantee deposits	12,000	12,000

Total	754,752	913,924

	2,574,065	5,312,478

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the nine-month periods ended March 31, 2004 and 2003.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3: (Continued)

k)	Provisions:

	31.03.04 Ps.	30.06.03 Ps.
Current
Provision for contingencies (i) (Schedule E)	3,897,285	3,927,125

Total	3,897,285	3,927,125

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l)	Other income, net:

	31.03.04 Ps.	31.03.03 Ps.
Recovery of allowance for doubtful accounts	604,935	237,919
Provision for contingencies, net	(75,914)	(2,094,063)
Gain from sale of fixed assets	64,386	—
Gain from sale of intangible assets	—	2,097,878
Gain on early redemption of debt	—	6,400,653
Donations	(132,598)	(5,235)
Other	526,261	162,486

	987,070	6,799,638

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 4: COMMON STOCK

As of March 31, 2004, the capital stock consisted of 727,568,134 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders´ Meeting	29.10.87	29.12.1987
Shares issued for cash	1,600	Extraordinary Shareholders´ Meeting	26.10.88	29.12.1988
Shares issued for cash	38,000	Extraordinary Shareholders´ Meeting	25.10.89	05.02.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders´ Meeting	31.08.95	15.03.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders´ Meeting	29.10.96	15.05.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders´ Meeting	10.03.98	21.10.1999
Shares issued for cash	581,061	Ordinary and Extraordinary Shareholders´ Meeting	06.08.99	Pending
Shares issued for cash	5,918,939	Ordinary and Extraordinary Shareholders´ Meeting	06.08.99	Pending
Shares issued for cash	2,756,813	(*)		Pending

	72,756,813

(*)	Shares subscribed in connection with the conversion of unsecured convertible notes. See note 13.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the Nasdaq authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE	5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			31.03.2004 Ps.	31.03.2003 Ps.	31.03.2004 Ps.	30.06.2003 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(2,089,197)	(2,047,407)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	70,627	120,258
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	—	114,941	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest (expense) income	(212,704)	6,069,260	—	—
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(6,512)
Parque Arauco S.A.	Shareholder	Interest (expense) income	(73,167)	3,058,583	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(980,522)	(907,357)
Tarshop S.A.	Subsidiary	Leases	183,171	191,466	—	—
Tarshop S.A.	Subsidiary	Interest income	1,186,644	1,491,957	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	11,249,455	11,924,701
Pérez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	75,000
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	188,444	1,232,482
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(11,724)	(982,231)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees	108,000	109,008	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Dividends receivable	—	—	351,461	351,461
Emprendimiento Recoleta S.A.	Subsidiary	Interest income	101,512	—	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest expense	(58,187)	(11,412)	—	—
Fibesa S.A.	Subsidiary	Administration fees	90,000	90,840	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	50,311	474
Fibesa S.A.	Subsidiary	Interest expense	(124,062)	(186,164)	—	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(70)	(2,114,590)
Fibesa S.A.	Subsidiary	Dividends receivable	—	—	590,976	—
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	14,566	16,566
E-Commerce Latina S.A.	Equity investee	Administration fees	4,500	4,542	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	34,330	58,417
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(76,625)	(70,276)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	31,500	31,782	—	—
Alto Research and Development (formerly Alto Invest S.A.)	Subsidiary	Current payable with related parties	—	—	(76,217)	(90,692)
Alto Research and Development (formerly Alto Invest S.A.)	Subsidiary	Interest expense	(8,860)	(720)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	669,535	1,043,286
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(6,091,106)	(3,061,766)
Shopping Alto Palermo S.A.	Subsidiary	Interest expense	(413,943)	—	—	—
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	65,784	216,565
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(54,124)	(261,383)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	—	680,049
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(14,438)	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Interest income	10,227	—	—	—
Dolphin Fund Limited	Shareholder	Other current receivables and prepaid expenses	—	—	4,898	—
Dolphin Fund Limited	Shareholder	Current payable with related parties	—	—	(184,503)	(184,503)
Directors fees	—	Other current liabilities	—	—	—	(2,680,000)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 6: NET LOSS IN EQUITY INVESTMENTS

The breakdown of the net loss in equity investments is the following:

	31.03.04 Ps.	31.03.03 Ps.
(Loss) income in equity investments	(1,105,451)	216,607
Amortization of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. goodwill	(1,772,863)	(1,910,140)

	(2,878,314)	(1,693,533)

NOTE 7: RESTRICTED ASSETS

Further to the comments in Note 3.f) (ii) b), the Company owns the following restricted assets:

a)	At March 31, 2004, in the other current receivables and prepaid expenses caption, the Company has funds amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 – Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification and Ps. 185,424 restricted by the National Court on Civil Matters No. 6, Secretariat 12, in connection with the case “Metal Design SRL against Alto Palermo S.A. (APSA)” due to unpaid invoices.

b)	At March 31, 2004, there was Ps. 14.2 million in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

c)	At March 31, 2004 there is a balance of US$ 50 million in the caption other non-current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions. See Note 3.c (ii).

NOTE 8: MERGER WITH CONTROLLED COMPANIES

a)	The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on September 30, 1999.

The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 9: DERIVATIVE INSTRUMENTS

The Company utilizes various hedge instruments, primarily interest rate swaps contracts. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

At March 31, 2004 and 2003, the Company had the following derivative activity:

(i) Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity in April 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005 that as of March 31, 2004 it estimated settlement cost was of US$ 43.43 million. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statements of income. During the periods ended March 31, 2004 and 2003, the Company recognized a gain of Ps. 13.87 million and Ps. 53.26 million, respectively.

The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

NOTE 10: EARNINGS PER SHARE

Below is a reconciliation between the weighted average of ordinary outstanding shares and the weighted average of diluted ordinary shares. The latter has been determined considering the possibility of holders of Unsecured Convertible Notes into Ordinary Shares of the Company, exercising their right to convert the bonds held by them into shares.

	31.03.04 Ps.	31.03.03 Ps
Weighted average outstanding shares	712,723,643	700,352,347
Conversion of securities into debt	1,403,385,120	1,488,629,200
Weighted average diluted ordinary shares	2,116,108,763	2,085,755,434

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 10: (Continued)

Below is a reconciliation between net income for the periods and the result used as basis for calculation of the basic and diluted earnings per share.

	31.03.04 Ps.	31.03.03 Ps
Result for calculation of basic earnings per share	4,784,368	74,699,761
Interest	10,480,096	11,292,576
Exchange difference	3,049,077	(32,791,931)
Income tax	(4,735,210)	7,524,774

Result for calculation of diluted earnings per share	13,578,331	60,725,180

Net basic earnings per share	0.0067	0.1067
Net diluted earnings per share	0.0064	0.0291

NOTE 11: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Deferred assets and liabilities
Cash and banks	22,472	(22,472)	—
Accounts receivables	5,653,860	(1,449,506)	4,204,354
Other receivables and prepaid expenses	211,202	(172,875)	38,327
Inventories	(147,061)	—	(147,061)
Short-term and long-term debt	(287,440)	214,095	(73,345)
Other liabilities	1,237,838	(123,909)	1,113,929
Fixed assets	(9,021,861)	(400,468)	(9,422,329)
Intangible assets	(1,300,638)	81,801	(1,218,837)
Tax loss carry-forward	3,698,668	(3,698,668)	—

Total net deferred assets (liabilities)	67,040	(5,572,002)	(5,504,962)

Net liabilities at the end of the nine-month period, derived from the information included in the above table, amount to Ps. 5,504,962.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting income for the nine-month periods ended March 31, 2004 and 2003, respectively:

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 11: (Continued)

Items	31.03.2004 Ps.	31.03.2003 Ps.
Result for the period (before income tax)	15,807,872	115,420,168
Current income tax rate	35%	35%
Result for the period at the tax rate	5,532,755	40,397,058
Permanent differences at the tax rate:
- Restatement into uniform currency	8,048,216	173,397
- Difference in the provision for fiscal year 2003 and 2002	(1,557,379)	1,167,514
- Amortization of higher investment value	566,299	630,279
- Amortization of goodwill	371,926	462,960
- Amortization of intangible assets	6,719	5,430
- Donations	—	(57,563)
- Net loss in equity investments	(3,285,315)	(1,586,037)
- Other	1,340,283	(472,631)

Total income tax charge for the nine-month period	(1)11,023,504	40,720,407

(1)	Includes Ps. 5,572,002 related to deferred income tax and Ps. 5,451,502 related to current tax.

NOTE 12: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. amounting to Ps. 10 million, payable during April 2001, according to their respective holdings and to make, if approved by the Board of Directors of E-Commerce Latina S.A., an optional capital contribution to pursue new lines of business of up to Ps. 12 million, of which Telefónica de Argentina S.A. would contribute 75%.

On April 30, 2001, the Company and Telefónica de Argentina S.A. made the Ps. 10 million contribution, according to their respective holdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands´ corporation created to act on behalf of Altocity.com´s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 13: ISSUE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50.0 million.

After the end of the year granted to exercise the accretion right, the unsecured convertible Notes for US$ 50.0 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2006.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes will be converted at the option of each holder into ordinary book entry shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convertible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

At March 31, 2004 holders of Unsecured Convertible Notes in ordinary shares of the Company, exercised their right to convert them for a total of US$ 930,590 leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At March 31, 2004 Unsecured Convertible Notes amounted to US$ 49.07 million.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the nine-month period ended March 31, 2004

compared with the year ended June 30, 2003

Schedule A

	Original value				Depreciation
								For the period
Items	Value as of beginning of year Ps.	Increases Ps.	Decreases and Transfers Ps.	Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Rate %		Amount Ps. (1)	Decreases Ps.	Accumulated as of end of the period Ps.	Impairment Ps.	Net carrying value as of March 31, 2004 Ps.	Net carrying value as of June 30, 2003 Ps.
Properties:
Shopping centers:
- Abasto	251,398,791	160,882	—	251,559,673	40,550,495	(	*)	5,813,077	—	46,363,572	—	205,196,101	210,848,296
- Alto Avellaneda	176,464,806	57,143	—	176,521,949	60,442,747	(	*)	6,601,987	—	67,044,734	(10,162,707)	99,314,508	105,133,444
- Paseo Alcorta	104,640,559	113,158	—	104,753,717	31,950,982	(	*)	2,895,190	—	34,846,172	—	69,907,545	72,689,577
- Patio Bullrich	158,461,876	36,900	—	158,498,776	30,907,527	(	*)	4,904,674	—	35,812,201	—	122,686,575	127,554,349
- Alto Noa	42,955,955	16,150	—	42,972,105	8,216,675	(	*)	1,488,812	—	9,705,487	(10,458,187)	22,808,431	23,810,474
Caballito plots of land	8,821,673	—	—	8,821,673	—	—		—	—	—	—	8,821,673	8,821,673
Rosario plots of land	41,100,446	—	—	41,100,446	—	—		—	—	—	—	41,100,446	41,100,446
Other	12,152,843	—	—	12,152,843	547,871	(	*)	140,721	—	688,592	(841,572)	10,622,679	10,742,882
Leasehold improvements	2,722,155	649,338	—	3,371,493	2,572,821	(	*)	167,583	—	2,740,404	—	631,089	149,334
Facilities	1,782,664	93,249	—	1,875,913	464,008	10		165,195	—	629,203	—	1,246,710	1,318,656
Furniture and fixtures	4,756,050	217,922	—	4,973,972	3,537,683	10		214,450	—	3,752,133	—	1,221,839	1,218,367
Vehicles	125,341	—	(45,612)	79,729	125,341	33		—	(45,612)	79,729	—	—	—
Computer equipment	10,030,829	72,667	—	10,103,496	8,195,629	33		485,570	—	8,681,199	—	1,422,297	1,835,200
Software	3,120,880	38,781	(4,125)	3,155,536	2,199,446	20		422,335	—	2,621,781	—	533,755	921,434
Work in progress:
- Caballito	27,726,483	—	—	27,726,483	—	—		—	—	—	(10,548,155)	17,178,328	17,178,328
- Rosario	15,166,471	4,078,383	(3)30,890	19,275,744	—	—		—	—	—	(4,766,276)	14,509,468	10,400,195
- Patio Bullrich	248,417	303,172	—	551,589	—	—		—	—	—	—	551,589	248,417
- Suppliers advances-Rosario	—	6,376,181	—	6,376,181	—	—		—	—	—	—	6,376,181	—
Other	1,572	—	—	1,572	1,572	—		—	—	1,572	—	—	—

Total as of March 31, 2004	861,677,811	12,213,926	(18,847)	873,872,890	189,712,797	—		23,299,594	(45,612)	(2)212,966,779	(36,776,897)	624,129,214	—

Total as of June 30, 2003	859,813,612	1,769,178	(4)95,021	861,677,811	158,641,538	—		31,071,259	—	189,712,797	(37,993,942)	—	633,971,072

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.

(1)	The allocation of period depreciation charges in the statements of income is included in Schedule H.

(2)	Net of the amortization of the period of Ps. 1,217,045. See Schedule E.

(3)	Reclassified from intangible assets.

(4)	Includes Ps. 112,231 reclassified from intangible assets and Ps. 17,210 reclassified to inventory.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the nine-month period ended March 31, 2004

compared with the year ended June 30, 2003

Schedule B

	Original value					Amortization
								For the period
Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.	Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	Rate %	Amount Ps. (1)	Accumulated as of end of the period Ps.	Impairment Ps.	Net carrying value as of March 31, 2004 Ps.	Net carrying value as of June 30, 2003 Ps.
Trademarks	494,546	25,279	—	—	519,825	182,027	—	10	42,306	224,333	(57,953)	237,539	245,236
Pre-operating expenses:
- Abasto Shopping	9,818,569	—	—	—	9,818,569	9,818,569	—	33	—	9,818,569	—	—	—
- Caballito	1,052,322	145,803	—	—	1,198,125	—	—	—	—	—	(1,052,322)	145,803	—
- Rosario Project	456,488	69,682	—	(30,890)	495,280	—	—	—	—	—	(456,488)	38,792	—
- Alto shopping	26,319	—	—	—	26,319	26,319	—	—	—	26,319	—	—	—
Advertising:
- Torres Abasto	4,167,541	—	—	—	4,167,541	4,128,786	—	(2)	—	4,128,786	—	38,755	38,755
- Abasto	1,538,727	—	—	—	1,538,727	1,538,727	—	33	—	1,538,727	—	—	—
Investment projects:
- Multiespacio	90,112	—	—	—	90,112	90,112	—	—	—	90,112	—	—	—
Tenant list Patio Bullrich	4,706,707	—	—	—	4,706,707	4,471,413	—	20	235,294	4,706,707	—	—	235,294
Other	159,777	—	—	—	159,777	102,081	—	33	44,381	146,462	(13,315)	—	—

Total as of March 31, 2004	22,511,108	240,764	—	(3)(30,890)	22,720,982	20,358,034	—	—	321,981	20,680,015	(4)(1,580,078)	460,889	—

Total as of June 30, 2003	55,329,250	196,438	(32,902,349)	(3)(112,231)	22,511,108	52,186,494	(32,902,277)	—	1,073,817	20,358,034	(1,633,789)	—	519,285

(1)	The accounting application of the amortization for the period is set forth in Schedule H.

(2)	They are amortized under the percentaje-of-completion method.

(3)	Reclassified to fixed assets.

(4)	Net of the amortization of the period of Ps. 53,711. Set forth Schedule E.

ALTO PALERMO S.A. (APSA)

Interest in other companies

Balance Sheets as of March 31, 2004 and June 30, 2003

Schedule C

					Issuer´s information
					Last financial statement
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 31.03.2004 Ps.	Value recorded as of 30.06.2003 Ps.	Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Share holders´ equity Ps.	Interest in common stock
Non-current Investments
Pérez Cuesta S.A.C.I. – Equity value	1	2,500,000	5,158,685	5,628,135	Real estate investments	Av. Acceso Este 3280 – Mendoza	31.03.04	13,225,000	(1,411,466)	27,924,633	18.90%
Pérez Cuesta S.A.C.I. – Higher investment value (2)			—	—
Tarshop S.A. – Equity value	1	4,000,000	4,847,996	2,813,445	Credit card	Lavalle 1290 – 7º Floor – Bs.As.	31.03.04	5,000,000	2,543,187	6,609,564	80%
Tarshop S.A. – Irrevocable contributions			439,636	439,636
Tarshop S.A. – Goodwill			1,029,577	1,211,256
Emprendimiento Recoleta S.A. – Equity value	1	6,765,150	14,181,254	14,410,499	Building	Av. Pueyrredón 2501 – Bs.As.	31.03.04	13,265,000	(449,501)	27,806,380	51%
Shopping Neuquén S.A. - Equity value	1	2,081,706	1,719,526	1,786,073	Development of	Rivadavia 86 3º Floor Of.9-	31.03.04	2,200,000	(70,327)	6,580,351	94.623%
Shopping Neuquén S.A. - Higher investment value (1)			3,380,889	3,380,889	Undertakings	Neuquén
Shopping Neuquén S.A. - Irrevocable contributions			4,763,112	4,654,176
Inversora del Puerto S.A. - Equity value	1	11,999	(888,335)	(888,335)	Real estate investments	Florida 537 – 18º Floor – Bs.As. Capital Federal	31.03.04	12,000	—	134,596	99.9917%
Shopping Alto Palermo S.A. - Equity value	1	63,233,264	181,878,974	185,576,723	Real estate investment	Moreno 877 22º Floor - Bs.As.	31.03.04	63,233,265	(3,697,749)	242,100,327	99.9999%
Shopping Alto Palermo S.A. – Irrevocable contributions			60,221,350	60,221,350	and development
Alto Research and Development S.A. (formerly Alto Invest S.A.) - Equity value	1	1,667,000	(1,543,539)	(1,725,083)	Corporate, commercial and economic information and training services	25 de Mayo 359 12º Floor– Bs.As.	31.03.04	1,867,271	(3,894)	1,779,324	89.2747%
Alto Research and Development S.A. (formerly Alto Invest S.A.) - Irrevocable contributions			3,131,942	3,508,217
E-Commerce Latina S.A. - Equity value	1	12,000	(8,992,801)	(8,091,700)	Holding	Florida 537 – 18º Floor Bs.As.	31.03.04	24,000	(1,802,200)	3,996,217	50%
E-Commerce Latina S.A. – Irrevocable contributions			10,990,910	10,990,910
Fibesa S.A. - Equity value	0.00000001	999,900	2,856,937	3,608,389	Agent	Moreno 877 22º Floor – Bs.As.	31.03.04	0.01	2,024,206	2,857,223	99.99%
Fibesa S.A. – Goodwill			13,260,640	14,851,803
Total			296,436,753	302,376,383

(1)	Includes an impairment of Ps. 3.6 million. See Schedule E.

(2)	Includes an impairment of Ps. 7.5 million. See Schedule E.

ALTO PALERMO S.A. (APSA)

Other Investments

Balance Sheet as of March 31, 2004 and June 30, 2003

Schedule D

Items	Value as of 31.03.2004 Ps.	Value as of 30.06.2003 Ps.
Current
Mutual Funds	1,416	1,961,435

Total	1,416	1,961,435

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the nine-month period ended March 31, 2004

compared with the year ended June 30, 2003

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Carrying value as of March 31, 2004 Ps.	Carrying value as of June 30, 2003 Ps.
Deducted from assets:
Allowance for doubtful accounts	30,573,953	—	(1) (5,785,843)	24,788,110	30,573,953
Allowance for doubtful mortgage receivable	2,208,275	—	—	2,208,275	2,208,275
Impairment of non-current inventory	6,154,771	—	—	(3) 6,154,771	6,154,771
Impairment of fixed assets	37,993,942	—	(2) (1,217,045)	36,776,897	37,993,942
Impairment of intangible assets	1,633,789	—	(4) (53,711)	1,580,078	1,633,789
Impairment of non-current investments	11,120,367	—	—	(5) 11,120,367	11,120,367
Included in liabilities:
Provision for contingencies	3,927,125	(6) 75,914	(7) (105,754)	3,897,285	3,927,125

Total as of March 31, 2004	93,612,222	75,914	(7,162,353)	86,525,783	—

Total as of June 30, 2003	107,811,709	13,709,905	(27,909,392)	—	93,612,222

(1)	Includes Ps. 604,935 related to recovery of allowance for doubtful accounts allocated in Note 3.l. and Ps. 5,180,908 related to off sets.

(2)	Set forth in Schedule A.

(3)	Set forth in Schedule F.

(4)	Set forth in Schedule B.

(5)	Set forth in Schedule C.

(6)	Set forth in Note 3.l.

(7)	Related to off sets of the period.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and sales and development properties

For the nine-month periods

ended March 31, 2004 and 2003

Schedule F

	31.03.04 Ps.	31.03.03 Ps.
Cost of leases and services
Expenses (Schedule H)	24,855,454	23,874,883

Cost of leases and services	24,855,454	23,874,883

Cost of sales and development properties
Stock as of beginning of years (1)	26,713,532	27,218,381
Purchases of the period	3,414	6,729
Expenses (Schedule H)	—	42,169
Properties delivered	—	(108,389)
Bonus project assets delivered	(18,714)	—
Stock as of end of the period (1) (3.d)	(26,698,232)	(26,464,993)

Cost of sales and development properties	—	693,897

(1)	Includes Ps. 6,154,771 of impairment of non-current inventory allocated in Schedule E.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Balance Sheets as of March 31, 2004 and June 30, 2003

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps.	Total as of March 31, 2004 Ps.	Total as of June 30, 2003 Ps.
Assets
Current Assets
Cash and banks	US$	6,365,622	2.82	17,951,054	12,781,662
Other receivables and prepaid expenses, net (*)	US$	127,335	2.82	359,085	306,867

		6,492,927		18,310,139	13,088,529

Non-Current Assets
Other receivables and prepaid expenses, net (*)	US$	6,569,887	2.86	18,789,877	8,172,241

		6,569,887		18,789,877	8,172,241

Total Assets as of March 31, 2004		13,062,814		37,100,016	—

Total Assets as of June 30, 2003		7,762,203		—	21,260,770

Liabilities
Current Liabilities
Trade accounts payable	US$	339,530	2.86	971,055	963,817
Short-term debt	US$	1,011,427	2.86	2,892,682	6,308,960

		1,350,957		3,863,737	7,272,777

Non-current Liabilities
Trade accounts payable	US$	1,036,070	2.86	2,963,160	3,609,629
Long-term debt	US$	49,069,410	2.86	140,338,513	139,561,845

		50,105,480		143,301,673	143,171,474

Total Liabilities as of March 31, 2004		51,456,437		147,165,410	—

Total Liabilities as of June 30, 2003		53,730,089		—	150,444,251

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c.(ii).

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the nine-month periods

ended March 31, 2004 and 2003

Schedule H

				Expenses
Items	Total as of March 31, 2004 Ps.	Cost of leases and services Ps.	Cost of sales and development properties Ps.	Administrative Ps.	Selling Ps.	Total as of March 31, 2003 Ps.
Depreciation and amortization	22,240,993	22,181,401	—	59,592	—	21,825,541
Taxes, rates, contributions and services	3,085,092	1,279	—	1,061,142	2,022,671	2,748,012
Parking	1,451,311	1,451,311	—	—	—	1,063,983
Fees and payments for services	1,272,870	—	—	1,272,870	—	814,640
Condominium expenses	1,141,555	1,141,555	—	—	—	1,326,355
Salaries and bonuses	733,225	—	—	733,225	—	815,644
Insurance	335,719	—	—	335,719	—	424,242
Bank charges	185,251	—	—	185,251	—	178,437
Stationery	130,068	—	—	130,068	—	152,563
Maintenance and repairs	145,811	13,742	—	132,069	—	379,568
Control authorities expenses	114,579	—	—	114,579	—	134,796
Personnel	88,401	—	—	88,401	—	164,494
Social security contributions	72,578	—	—	72,578	—	142,978
Rental	65,867	65,867	—	—	—	281,447
Advertising	18,077	—	—	—	18,077	15,967
Freight and transportation	—	—	—	—	—	40,987
Other	240,114	299	—	229,976	9,839	141,435

Total as of March 31, 2004	31,321,511	24,855,454	—	4,415,470	2,050,587	—

Total as of March 31, 2003	—	23,874,883	42,169	4,932,403	1,801,634	30,651,089

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities as of March 31, 2004 and June 30, 2003

Schedule I

	31.03.04								30.06.03
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long- term debt (2)	Related parties (7)	Other liabilities (4)	Investments	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long- term debt	Related parties	Other liabilities (4)
No fixed term	—	—	1,197,134	—	—	—	296,015	—	—	—	1,660,463	—	—	—	1,013,504	—

Past due	—	244,102	—	4,108,436	—	—	—	—	—	290,165	—	3,291,640	—	—	—	—

To mature
In three months	1,416	6,245,470	2,790,200	4,171,785	2,565,561	3,461,514	3,414,980	3,261,103	1,961,435	6,007,727	15,563,358	2,940,662	2,208,092	6,263,930	8,818,213	4,016,926
Between 4 and 6 months	—	1,818,424	1,893,393	342,823	2,522,107	2,716,884	28	121,049	—	2,021,068	225,369	271,277	1,974,305	1,500,952	—	4,899,875
Between 7 and 9 months	—	556,739	13,053,286	548,630	2,522,107	5,471,323	5,979,015	4,972,678	—	39,023	703,564	325,438	1,877,725	5,089,617	—	719,948
Between 10 and 12 months	—	343,315	675,867	265,351	2,569,909	9,610,550	—	53,054	—	108,392	60,219	974,656	1,922,226	—	—	435,479

Between 1 and 2 years	—	322,532	21,921,424	916,935	6,678,276	49,500,098	—	1,131,093	—	107,452	8,368,787	897,699	4,902,735	58,498,619	—	212,231
Between 2 and 3 years	—	258,866	4,008,644	916,935	4,141,744	140,317,846	—	1,437,381	—	126,575	90,598	897,699	3,211,853	—	—	212,231
Between 3 and 4 years	—	162,123	12,724,817	916,936	2,313,767	—	—	3,573,181	—	135,637	23,277	897,699	2,239,160	139,561,845	—	212,231
In greater than 4 years	—	260,118	23,228	212,354	10,604,722	—	—	118,059	—	789,186	19,041,264	916,532	12,048,014	—	—	277,231

Total to mature	1,416	9,967,587	57,090,859	8,291,749	33,918,193	211,078,215	9,394,023	14,667,598	1,961,435	9,335,060	44,076,436	8,121,662	30,384,110	210,914,963	8,818,213	10,986,152

Total with fixed term	1,416	10,211,689	57,090,859	12,400,185	33,918,193	211,078,215	9,394,023	14,667,598	1,961,435	9,625,225	44,076,436	11,413,302	30,384,110	210,914,963	8,818,213	10,986,152

Total	1,416	10,211,689	58,287,993	12,400,185	33,918,193	211,078,215	9,690,038	14,667,598	1,961,435	9,625,225	45,736,899	11,413,302	30,384,110	210,914,963	9,831,717	10,986,152

(1)	Does not accrue interest, except for Ps. 1,199,011 that accrue interest at a variable market rate.

(2)	Accrue interest at a fixed and variable market rate.

(3)	Includes Ps. 10,840,414 that accrue interest at a fixed rate.

(4)	Represents salaries and social security payable, taxes payable and other liabilities.

(5)	Includes Ps. 7,797,176 that accrue interest at a variable market rate.

(6)	Includes Ps. 3,934,215 that accrue interest at a variable market rate.

(7)	Does not accrue interest, except for Ps. 11,214,024 that accrue interest at a fixed rate.

(8)	Accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, May 11, 2004 – Alto Palermo S.A. (APSA) (BASE: APSA, Nasdaq: APSA), alternatively the “Company”, one of the leading companies in the real estate market, mainly engaged in the possession, development, management and acquisition of Shopping Centers in Argentina, announces the results for the third quarter of its Fiscal Year 2004, ended on March 31, 2004.

When appropriate and solely for the convenience of the reader we have translated Peso amounts into U.S. dollars at the applicable exchange rate quoted by Banco de la Nación Argentina as of March 31, 2004 and 2003, which were Ps. 2.86 and Ps. 2.98 per US$ 1.0 respectively. 1

Net Income for the nine-month period ended March 31, 2004 was Ps. 4.8 million (US$ 1.7 million), compared to the Ps. 74.7 million (US$ 25.1 million) profit for the same period of the previous year. The results for the previous year had been positively affected by the Ps. 114.0 million (US$ 38.3 million) income from Financial Results and repurchase of Company’s bonds. The improvement in net income for this year has been noteworthy, taking into account that for the first six months net income had been Ps. 0.1 million (US$ 0.04 million).

Total revenues as of March 31, 2004 were Ps. 103.4 million (US$ 36.2 million), 22.7% higher than in the same period of the previous year. This increase was mainly attributable to the increase in the basic rent charged to our tenants, to the increase in occupancy rates and to higher revenues of the percentage rent charged on our tenants’ sales. In addition, the goodwill charge payable for the renewal or execution of new lease agreements increased by 34.6%.

Gross Profit for the period achieved a significant increase of 48.7%, from Ps. 35.4 million (US$ 11.9 million) in the first nine months of fiscal year 2003 to Ps. 52.6 million (US$ 18.4 million) during the same period of fiscal year 2004. 76% of the Company’s costs are depreciation of fixed assets and amortization of intangible assets, which have remained virtually stable during the present year. On the other hand, the excellent recovery in our revenues from leases and services and the increase in the invoicing of Tarshop S.A. led to an important increase in our total revenues. Thus Gross profit managed to record this significant increase.

Consolidated Operating Result for the period reported a profit of Ps. 32.5 million (US$ 11.4 million), Ps. 22.6 million higher than the same period of last year. Additionally, this was the result of a steep drop in bad debt charges.

EBITDA 2 (earnings before interest, taxes, depreciation and amortization) for the nine-month period totaled Ps. 77.5 million (US$ 27.1 million), reflecting a notable increase of 38.2% compared to EBITDA for the same period of the previous year as a result of the above circumstances.

[1]	We make no representation that the Argentine Peso amounts actually represent, could have been or could be converted into US Dollars at the rates indicated, at any particular rate or at all.

[2]	EBITDA represents net income plus accrued interest, income tax, depreciation and amortization charges and all items not implying movements of funds, and any extraordinary or non-recurrent loss or income.

ALTO PALERMO S.A. (APSA)

Comment on operations for the quarter

During the first quarter of 2004, President Kirchner consolidated his first year in office thanks to good economic performance and high popularity levels. Although an energy crisis is foreseeable in the short term, the international context continues to have a positive effect on Argentina. The strong growth in US and worldwide economy, interest rates at historical lows and the excellent price of commodities have led to a 9.5% inter-annual growth in GDP during the first quarter of 2004, completing eight quarters of economic recovery.

The notable improvement of activity led to a simultaneous rise in labor and social indicators: formal employment increased in the first two-month period of the year at an annual rate of 6.4%, while the poverty rate fell by 6% in the second half of 2003. Real salaries rose by 4.3% during that period, fostered by low inflation levels and exchange rate stability. Retail inflation recorded in April (+0.9%), however, was a warning signal which, if perdurable, could affect the current price stability.

The decision not to default on the payment of debt owed to multilateral credit agencies and the excellent fiscal results reflected in a significant primary surplus during the first quarter (4.1% of the GDP, exceeding four-fold the target agreed with the IMF) continue to contribute to a more foreseeable economic policy. This improvement in the overall context, fostered by great liquidity in the financial system, were the first signs of recovery in short-term credit. There was a significant increase in consumer loans during the first quarter of 2004, after a sharp drop throughout 2003.

Source: Banco Central de la República Argentina (Central Bank of the Argentine Republic)

ALTO PALERMO S.A. (APSA)

The underlying political, macroeconomic and social policy in Argentina is reflected in the high level of trust in the government and consumer confidence. In the latter case, confidence levels reached record percentages, exceeding by 83% those recorded at crisis peaks.

Source: Business School at Torcuato Di Tella University

Thus, the improved Argentine environment, the recovery of consumer loans and high consumer confidence levels continue to strengthen private sector consumption. Private analysts foresee an 8.1% increase in this variable in 2004.

Source: INDEC. Estimations: Estudio Broda & Asoc.

ALTO PALERMO S.A. (APSA)

One of the drivers of consumption in the private sector was the strong increase in shopping center sales. The performance of our shopping centers was even better than the rest of the retail market, with sales of Ps. 820.4 million (US$ 286.8 million) for the nine-month period ended March 31, 2004. These sales were 32% higher in nominal terms than those for the same period of the previous year, and 27% higher in real terms1. Sales for the January-04/March-04 quarter were higher than those recorded in the same quarter of the last five years, in both nominal and real terms.

The current bonanza in the retail sector allows us to enter into new lease agreements under better conditions, increasing the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our shopping centers.

On the other hand, the business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have increased occupancy to 98.6%, hitting historical highs. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers portfolio, as competitors’ indicators are below ours.

[3]	Deflated by the Consumer Price Index prepared by the National Institute of Statistics and Census (“INDEC”).

ALTO PALERMO S.A. (APSA)

Percentage rent (% on our tenants’ sales) increased by 35.5% in the first nine months of the current fiscal year. We are thus able to accompany the bonanza in the sector, as percentage rent has a positive effect on our pesified rental prices in addition to the adjustment by the Coeficiente de Estabilización de Referencia (CER).

The improved economic and financial conditions led to a reduction in the allowance for bad debts, from a loss of Ps. 5.8 million (US$ 1.9 million) in the nine-month period ended in March 2003 to Ps. 0.0 million (US$ 0.0 million) during the same period of the current fiscal year. Moreover, in the nine-month period ended in March 2004 we have recovered Ps. 0.7 million (US$ 0.2 million) of allowance for bad debts of previous quarters.

Furthermore, Operating Cash Flow reached a monthly average of Ps. 5.1 million (US$ 1.8 million). This high level was partly achieved due to excellent delinquent loan collection management, resulting in Company’s revenue exceeding billing.

Related Companies

Tarjeta Shopping

Tarshop S.A. is a credit card company in which the Company holds an 80% interest.

In the nine-month period ended on March 31, 2004, our credit card business unit recorded net income of Ps. 2.5 million (US$ 0.9 million), in significant contrast to the loss of Ps. 4.4 million (US$ 1.5 million) for the same period of the previous year. Our credit card subsidiary obtained a Ps. 29.2 million (US$ 10.2 million) operating gain, 81% higher than last year.

This result was achieved after the reconversion of the business. Customer consumption increased 79% during the nine-month period, compared to the same period of the previous year, reaching Ps. 152.7 million (US$ 53.4 million). This increase is equivalent to a 73% increase in real terms. The recovery of Tarjeta Shopping as a financial purchase instrument is reflected in the fact that the increase in sales through this means of payment far exceeds the increase in shopping center sales.

ALTO PALERMO S.A. (APSA)

In the area of collections, short-term delinquency at March 31, 2004 was even lower than that recorded before the economic crisis. Three-month payment arrears, which exceeded 11% in 2002, decreased to 2.4% by the end of the quarter. The improvement in credit quality led to a sharp decrease in bad debts, which fell in this business unit from Ps. 7.1 million (US$ 2.5 million) in the first nine months of fiscal 2003 to Ps. 0.1 million (US$ 0.03 million) in the same period ended on March 31, 2004.

At March 31, 2004 the number of card holders and the loan portfolio, including securitized coupons, totaled 175,970 holders and Ps. 72.7 million (US$ 25.4 million), respectively. The credit card activation rate was 56%.

Note: Includes securitized credits

ALTO PALERMO S.A. (APSA)

Other Relevant Events

Debt reduction due to conversion of Convertible Notes

During the third quarter of fiscal 2004 holders of Convertible Notes exercised their conversion rights for a total amount of 261,446 units of face value US$ 1.00 each, with cumulative conversion of Notes amounting to US$ 774,106 in the first nine months of the fiscal year, giving rise to a reduction in our debt by that amount.

The following graphics show past, actual and potential situation in the future of the Convertible Notes issued on July 19, 2002, under Argentine Law, at an interest rate of 10% (paid semiannually), due to July 19, 2005, which are convertible at a price of US$ 0.324 per share of face value Ps. 1.00 (3.0864 shares of face value Ps. 1.00 per Note).

(1)	In the case that the Nominal Exchange Rate falls under AR$ 3.086 per US$ 1.00, then the Conversion Price is 1 divided the Banco de la Nación Argentina selling exchange rate of US$ 1.00, consequently changing the Conversion Ratio.

(2)	“Assuming Conversion (Fully Diluted)” refers to the hypothetical situation where all the Convertible Notes are converted into common shares of the Company.

ALTO PALERMO S.A. (APSA)

Alto Rosario Project

Towards the end of 2003, works in Alto Rosario Shopping –the eighth Shopping Center managed by the Company that will be located in the city of Rosario- were begun. In early 2004, in view of the substantial increase in the demand for stores, we decided to extend this undertaking. Thus, the Shopping Center will cover a gross leasable area of approximately 39,000 Sqm. To date we have leased 80% of our more than 150 leasable units that will be available, while the demand for the remaining areas continues to be considerably active. The Shopping Center is expected to be inaugurated in November 2004, and the opening of the Coto hypermarket has been scheduled for one month later. The extension of the complex is expected to be inaugurated in the first quarter of 2005. Furthermore, Showcase Cinemas (14 state-of-the-art cinemas with 3,400 seats) will be inaugurated in February 2005.

Considering the extension of the complex, the undertaking will require capital expenditures on our part of approximately Ps. 60 million (US$ 21.0 million), without including the amount paid for the land. As of March 31, 2004 capital expenditures already invested amounted to Ps. 10.9 million (US$ 3.8 million).

This flow of investments in the area is already having a positive economic impact. It is estimated that 4,000 job positions will be generated by this undertaking, and the community is already noticing an urban revaluation of the area. Investments have been made in road works and repair of facades, and the Company has made donations to improve parks near its premises.

Logo of Alto Rosario	Projection of the Shopping Center after its opening

Appointment of new CFO

In April 2004, Gabriel Blasi was appointed Chief Financial Officer (CFO) of the Company. The new executive has wide professional experience in financial areas, having managed financial, retail and agricultural and livestock companies.

Improvement in the risk rating of our structured debt

In May 2004, Fitch Argentina Calificadora de Riesgo S.A. upgraded our Ps. 85 million Notes from raBBB- to raBBB. The upgrading “is based on the consolidated growth of the Company’s main business indicators, which have already surpassed pre-crisis levels, hitting record levels in occupancy rate (98%) and in the number of visitors to the shopping centers”, as some of the reasons explained by the rating agency in its report.

ALTO PALERMO S.A. (APSA)

Prospects for the coming quarter

Commercial Strategy

During the fourth and last quarter of fiscal 2004, we intend to continue to improve our wide range of business offerings in line with the needs of our customers and the latest trends. Thus, the choice for our shopping centers by the public will translate into our tenants’ commercial success, fostering demand for space in our shopping centers. This will enable us to continue to increase revenues.

Furthermore, we are confident that Tarjeta Shopping will consolidate its growth through the development of new products and services and the penetration into new markets. Recovery of credit lines by the middle class will also lead to further growth in retail sales.

Lastly, we will continue to work hard on the development of the Rosario Project to meet deadlines through to its inauguration. We will also continue to evaluate new investments in the shopping center business and in the development of residential projects.

ALTO PALERMO S.A. (APSA)

Principal Financial Indicators

For the nine-month periods ended March 31, 2004 and 2003

(In Argentine Pesos)

(Exchange Rates: March 31, 2004: US$ 1.00 = Ps. 2.86 / March 31, 2003: US$ 1.00 = Ps. 2.93)

	March 31, 2004 (Ps.)	March 31, 2003 (Ps.)	Change (Ps.)	Difference (%)
EBITDA (1)	77,476,401	56,063,604	21,412,797	38.2
EBITDA per share	1,06	0,80	0,26	32.5
EBITDA per share Fully Diluted (2)	0,36	0,26	0,10	38.5
EBITDA Shopping Centers	72,446,988	58,374,730	14,072,258	24.1
EBITDA Tarshop S.A.	5,029,413	(2,311,126)	7,340,539	(317.6)
Financial Debt (3)	237,733,477	250,083,213	(12,349,736)	(4.9)
Shares Outstanding(face value $1) (4)	72,756,813	70,141,975	2,614,838	3.7
Shares Outstanding Fully Diluted (2) (4)	213,095,326	219,004,895	(5,909,569)	(2.7)
Price per share (face value $1)(4)	3.28	2.50	0.78	31.2
Market Capitalization	238,642,347	175,354,938	63,287,409	36.1
Market Capitalization Fully Diluted	698,952,669	547,512,238	151,440,431	27.7
Enterprise Value (5)	421,332,951	403,899,766	17,433,185	4.3
Enterprise Value Fully Diluted (2)	741,304,760	627,194,146	114,110,614	18.2
Financial Debt / Enterprise Value	0,56	0,62	(0,06)	(9.7)
FFO (6)	48,241,577	114,777,191	(66,535,614)	(58.0)
FFO per share	0.66	1.64	(0.98)	(59.8)
Net Income for the Period	4,784,368	74,699,761	(69,915,393)	(93.6)
Net Income for the Period per share (face value $1.00)	0.0671	1.0666	(0.9995)	(93.7)
Net Income for the Period per share Fully Diluted (face v. $1)	0.0642	0.2911	(0.2269)	(77.9)

(1)	Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurring loss or income.

(2)	“Fully Diluted” refers to the hypothetical situation in which all the holders of Convertible Notes exercise their right to convert those into common shares of the Company at the closing date of the Financial Statements.

(3)	Financial Debt (net of accrued interests) in historical pesos (includes loans with shareholders (Art. 33 Law 19,550)).

(4)	Each share of AR$ 1 face value equals ten shares of AR$ 0.1 face value.

(5)	Outstanding shares at their market value plus Financial Debt minus Cash & Banks and Short Term Investments.

(6)	Funds from operations calculated as the period’s results before amortization and depreciation, other net income and expenses and results from exposure to inflation.

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the same period for the three previous years.

	31.03.2004 Ps.	31.03.2003 Ps.	31.03.2002 Ps.	31.03.2001 Ps.
Current assets	97,963,817	53,272,337	97,281,705	193,338,341
Non-current assets	1,014,811,689	1,043,358,309	1,198,351,188	1,218,338,337

Total	1,112,775,506	1,096,630,646	1,295,632,893	1,411,676,678

Current liabilities	111,145,506	66,449,709	216,373,600	208,834,429
Non-current liabilities	230,275,820	259,218,874	387,712,037	456,268,464

Subtotal	341,421,326	325,668,583	604,085,637	665,102,893

Minority interest	15,045,066	14,697,918	17,266,531	21,325,553
Shareholders’ equity	756,309,114	756,264,145	674,280,725	725,248,232

Total	1,112,775,506	1,096,630,646	1,295,632,893	1,411,676,678

3.	Consolidated income (loss) structure as compared with the same period for the three previous years.

	31.03.2004 Ps.	31.03.2003 Ps.	31.03.2002 Ps.	31.03.2001 Ps.
Operating income	32,509,463	9,880,872	24,103,162	65,140,329
Net loss in equity investments	(1,167,866)	(3,075,373)	(3,209,483)	(2,563,095)
Amortization of goodwill	(3,619,983)	(3,620,293)	(2,710,653)	(2,710,653)
Financial results, net	(6,815,895)	101,134,744	(67,702,234)	(48,460,336)
Other income (expense), net	2,140,923	13,037,078	(2,994,835)	1,937,683
Income tax	(17,977,468)	(44,589,744)	(1,541,114)	(4,612,369)
Minority interest	(284,806)	1,932,477	5,093,305	(587,428)

Net income (loss)	4,784,368	74,699,761	(48,961,852)	8,144,131

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	31.03.2004 Ps.	31.03.2003 Ps.	31.03.2002 Ps.	31.03.2001 Ps.
Liquidity
Current assets	97,963,817	53,272,337	97,281,705	193,338,341

Current liabilities	111,145,506	66,449,709	216,373,600	208,834,429
Ratio	0.88	0.80	0.45	0.93
Indebtedness
Total liabilities	341,421,326	325,668,583	604,085,637	665,102,893

Shareholders’ equity	756,309,114	756,264,145	674,280,725	725,248,232
Ratio	0.45	0.43	0.90	0.92
Solvency
Shareholders’ equity	756,309,114	756,264,145	674,280,725	725,248,232

Total liabilities	341,421,326	325,668,583	604,085,637	665,102,893
Ratio	2.22	2.32	1.12	1.09
Freezen capital
Non current assets	1,014,811,689	1,043,358,309	1,198,351,188	1,218,338,337

Total assets	1,112,775,506	1,096,630,646	1,295,632,893	1,411,676,678
Ratio	0.91	0.95	0.92	0.86
Rentabilitie
Net income (loss) of the period	4,784,368	74,699,761	(48,961,852)	8,144,131

Average shareholders’ equity	755,387,827	681,490,072	723,233,627	717,095,228
Ratio	0.006	0.110	(0.068)	0.011

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous years, or that could affect those to be filed in future financial years.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	31.03.04 Ps.	31.12.03 Ps.	30.09.03 Ps.	30.06.03 Ps.	Total Ps.
Accounts receivable, net	244,102	—	—	—	244,102

b)	Past due payable:

	31.03.04 Ps.	31.12.03 Ps.	30.09.03 Ps.	30.06.03 Ps.	Total Ps.
Trade accounts payable	1,653,570	191,524	—	2,263,342	4,108,436

c)	Receivables and liabilities with no fixed term:

31.03.04 Ps.
Other receivables and prepaid expenses	1,197,134
Related parties	296,015

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	30.06.04 Ps.	30.09.04 Ps.	31.12.04 Ps.	31.03.05 Ps.	Total Ps.
Accounts receivable, net	6,245,470	1,818,424	556,739	343,315	8,963,948
Other	2,790,200	1,893,393	13,053,286	675,867	18,412,746

e)	Non-current receivables to mature:

	31.03.05 Ps.	31.03.06 Ps.	31.03.07 Ps.	31.03.08 Ps.	Total Ps.
Accounts receivable, net	322,532	258,866	162,123	260,118	1,003,639
Other	21,921,424	4,008,644	12,724,817	23,228	38,678,113

f)	Current liabilities to mature:

	30.06.04 Ps.	30.09.04 Ps.	31.12.04 Ps.	31.03.05 Ps.	Total Ps.
Trade accounts payable	4,171,785	342,823	548,630	265,351	5,328,589
Customer advances	2,565,561	2,522,107	2,522,107	2,569,909	10,179,684
Short-term debt	3,461,514	2,716,884	5,471,323	9,610,550	21,260,271
Related parties	3,414,980	28	5,979,015	—	9,394,023
Salaries and social security payable	1,026,881	—	773,363	—	1,800,244
Taxes payable	1,517,634	—	3,270,693	—	4,788,327
Other liabilities	716,588	121,049	928,622	53,054	1,819,313

g)	Non-current liabilities to mature:

	31.03.05 Ps.	31.03.06 Ps.	31.03.07 Ps.	31.03.08 Ps.	Total Ps.
Trade accounts payable	916,935	916,935	916,936	212,354	2,963,160
Customer advances	6,678,276	4,141,744	2,313,767	10,604,722	23,738,509
Long-term debt	49,500,098	140,317,846	—	—	189,817,944
Taxes payable	918,862	1,225,150	3,360,950	—	5,504,962
Other liabilities	212,231	212,231	212,231	118,059	754,752

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

Ps.
Current
Local currency	(1) 9,208,050
Non-current
Local currency	(1) 1,003,639

(1)	Does not accrue interest, except for Ps. 1,199,011 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses:

Current
Local currency	(1) 19,250,795
Foreign currency	(2) 359,085
Non-current
Local currency	(1) 19,888,236
Foreign currency	(2) 18,789,877

(1)	Does not accrue interest, except for Ps. 10,840,414 that accrue interest at a fixed rate.

(2)	Includes receivable and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c. (ii).

c)	Trade accounts payable:

Current
Local currency	(1) 8,465,970
Foreign currency	(2) 971,055
Non-current
Foreign currency	(2) 2,963,160

(1)	Does not accrue interest.

(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

Ps.
Current
Local currency	(1) 10,179,684
Non-current
Local currency	(1) 23,738,509

(1)	Does not accrue interest, except for Ps. 7,797,176 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Short-term debt
Local currency	(1) 18,367,589
Foreign currency	(1) 2,892,682
Long-term debt
Local currency	(1) 49,479,431
Foreign currency	(1) 140,338,513

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1) 1,800,244

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1) 4,788,327
Non Current
Local currency	(1) 5,504,962

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Related parties:

Ps.
Current
Local currency	(1) 9,690,038

(1)	Does not accrue interest, except Ps. 11,214,024 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	(1) 1,819,313
Non-current
Local currency	(1) 754,752

(1)	Does not accrue interest.

5.	Related parties.

See Notes 5 and Schedule C of unaudited financial statements.

6.	Loans to directors.

None.

7.	Physical inventories of stock.

See Note 2.7. of unaudited financial statements.

8.	Current values.

See Notes 2.7. and 2.8. of unaudited financial statements.

9.	Appraisal revaluation of assets.

See Note 2.8. of unaudited financial statements.

ALTO PALERMO S.A. (APSA)

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permited by Section 31 of Law No, 19.550.

Not applicable.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	180,205,054	205,196,101	Fire and civil responsibility. Full risk.
Alto Palermo Shopping	118,462,878	233,712,224	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping	86,402,474	69,907,545	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping	99,607,512	99,314,508	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping	63,053,757	122,686,575	Fire and civil responsibility. Full risk.
Edificio Alto Noa Contents	41,469,150	22,808,431	Fire and civil responsibility. Full risk.
Edificio Buenos Aires Design Contents	48,376,419	23,996,815	Fire and civil responsibility. Full risk.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

ALTO PALERMO S.A. (APSA)

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

Not applicable.

Autonomous City of Buenos Aires, May 11, 2004.

Alejandro G. Elsztain Executive vicepresident and acting president

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at March 31, 2004 and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2004 and 2003 and the complementary notes 1 to 13 and schedules A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA), which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2003 and 2002, on which we issued our unqualified report on September 8, 2003, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at March 31, 2004 and 2003 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2003.

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Report of Independent Auditors (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2004, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 278,329 none of which was claimable at that date.

Autonomous City of Buenos Aires, May 11, 2004

PRICE WATERHOUSE & Co. (Partner) Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 1	ABELOVICH, POLANO & ASOCIADOS (Partner) José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang

Name: Saúl Zang Title: Director

Dated: May 18, 2004